04045866

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

28th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. NFO Worldgroup Ltd., Reg. No. 4122493, Reports and Accounts for Year ended 31 December 2003
2. TNS UK Ltd., Reg no. 3073845, Reports and Accounts for Year ended 31 December 2003
3. Fieldcontrol Ltd., Reg no. 944187, Reports and Accounts for Year ended 31 December 2003
4. Infratest Burke International Services Ltd., Reg no. 2379938, Reports and Accounts for Year ended 31 December 2003
5. City Research Associates Ltd., Reg no. 2451602, Reports and Accounts for Year ended 31 December 2003
6. Infratest Burke Asia Pacific Ltd., Reg no. 2787385, Reports and Accounts for Year ended 31 December 2003
7. City Research Group Ltd., Reg no. 1368041, Reports and Accounts for Year ended 31 December 2003
8. NFO Worldwide Ltd., Reg no. 3161960, Reports and Accounts for Year ended 31 December 2003
9. Public Attitude Surveys Holdings Ltd., Reg no. 3062384, Reports and Accounts for Year ended 31 December 2003
10. Strategic Marketing Consultancy Ltd., Reg no. 2439225, Directors' Report and Financial Statements for the Year Ended 31 December 2003
11. Public Attitude Surveys Ltd., Reg no. 1407911, Reports and Accounts for Year ended 31 December 2003
12. NFO European Access Panels Ltd., Reg no. 2405349, Reports and Accounts for Year ended 31 December 2003
13. Marketing Blueprint Ltd., Reg no. 3001084, Directors' Report and Financial Statements for the Year ended 31 December 2003
14. Market Behaviour Ltd., Reg no. 1445214, Drectors' Report and Financial Statements for the Year ended 31 December 2003

dlw 11/3

C

15. Applied Research and Communications Ltd., Reg no. 1715165, Reports and Accounts for Year ended 31 December 2003
16. Infratest Burke Ltd., Reg no. 2136155, Reports and Accounts for Year ended 31 December 2003
17. Infratest Burke Group Ltd., Reg no. 2127788, Reports and Accounts for Year ended 31 December 2003
18. BJM Research and Consultancy Ltd., Reg no. 1113373, Directors' Report and Financial Statements for Year ended 31 December 2003
19. Taylor Nelson Sofres Plc - RNS Announcement – 28/10/2004
20. Taylor Nelson Sofres Plc – RNS Announcement – 26/10/2004
21. Taylor Nelson Sofres Plc – RNS Announcement – 25/10/2004
22. Taylor Nelson Sofres Plc – RNS Announcement – 26/10/2004
23. S R Packaging Ltd., Reg. No. 2763673, Annual Return for the period ended 11 November
24. TNS Dollar Finance Ltd. (previously TNS (Theta) Ltd., Reg no. 4554166, Annual Return for period ended 4 October 2004
25. The MBL Group Limited, Reg no. 2077760, Reports and Accounts for Year ended 31 December 2003

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

28th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. NFO Worldgroup Ltd., Reg. No. 4122493, Reports and Accounts for Year ended 31 December 2003
2. TNS UK Ltd., Reg no. 3073845, Reports and Accounts for Year ended 31 December 2003
3. Fieldcontrol Ltd., Reg no. 944187, Reports and Accounts for Year ended 31 December 2003
4. Infratest Burke International Services Ltd., Reg no. 2379938, Reports and Accounts for Year ended 31 December 2003
5. City Research Associates Ltd., Reg no. 2451602, Reports and Accounts for Year ended 31 December 2003
6. Infratest Burke Asia Pacific Ltd., Reg no. 2787385, Reports and Accounts for Year ended 31 December 2003
7. City Research Group Ltd., Reg no. 1368041, Reports and Accounts for Year ended 31 December 2003
8. NFO Worldwide Ltd., Reg no. 3161960, Reports and Accounts for Year ended 31 December 2003
9. Public Attitude Surveys Holdings Ltd., Reg no. 3062384, Reports and Accounts for Year ended 31 December 2003
10. Strategic Marketing Consultancy Ltd., Reg no. 2439225, Directors' Report and Financial Statements for the Year Ended 31 December 2003
11. Public Attitude Surveys Ltd., Reg no. 1407911, Reports and Accounts for Year ended 31 December 2003
12. NFO European Access Panels Ltd., Reg no. 2405349, Reports and Accounts for Year ended 31 December 2003
13. Marketing Blueprint Ltd., Reg no. 3001084, Directors' Report and Financial Statements for the Year ended 31 December 2003
14. Market Behaviour Ltd., Reg no. 1445214, Driectors' Report and Financial Statements for the Year ended 31 December 2003

15. Applied Research and Communications Ltd., Reg no. 1715165, Reports and Accounts for Year ended 31 December 2003
16. Infratest Burke Ltd., Reg no. 2136155, Reports and Accounts for Year ended 31 December 2003
17. Infratest Burke Group Ltd., Reg no. 2127788, Reports and Accounts for Year ended 31 December 2003
18. BJM Research and Consultancy Ltd., Reg no. 1113373, Directors' Report and Financial Statements for Year ended 31 December 2003
19. Taylor Nelson Sofres Plc - RNS Announcement – 28/10/2004
20. Taylor Nelson Sofres Plc – RNS Announcement – 26/10/2004
21. Taylor Nelson Sofres Plc – RNS Announcement – 25/10/2004
22. Taylor Nelson Sofres Plc – RNS Announcement – 26/10/2004
23. S R Packaging Ltd., Reg. No. 2763673, Annual Return for the period ended 11 November
24. TNS Dollar Finance Ltd. (previously TNS (Theta) Ltd., Reg no. 4554166, Annual Return for period ended 4 October 2004
25. The MBL Group Limited, Reg no. 2077760, Reports and Accounts for Year ended 31 December 2003

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

<u>SWIFLY</u>
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

28 October 2004

Dear Sir/Madam

Company Name	Registered No.
Applied Research and Communciations Limited	1715165
BJM Research and Consultancy Limited	1113373
City Research Limited	1368041
City Research Associates Limited	24510602
Fieldcontrol Limited	944187
Infratest Burke Limited	2136155
Infratest Burke Group Limited	2127788
Infratest Bukre Asia Pacific Limited	2787385
Infratest Burke International Services Limited	2379938
Marketing Blueprint Limited	3001084
Market Behaviour Limited	1445214
NFO European Access Panels Limited	2405349
NFO Worldgroup Limited	4122493
NFO Worldwide Limited	3161960
Public Attitude Surveys Limited	1407911
Public Attitude Surveys Holdings Limited	3062384
Strategic Marketing Consultancy Limited	2439225
TNS UK Limited	3073845

I enclose a copy annual report for the year ended 31 December 2003, in connection with the above-named company in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

x:\users\companysecretarial 040101\companies house\041018_(various a r&a).doc

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

NFO WORLDGROUP LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 4122493

0400307

NFO WORLDGROUP LIMITED

DIRECTORS, COMPANY SECRETARY AND ADVISORS

Directors	S M Factor N A G Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Secretary	J Portal
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Registered Office	TNS Westgate London W5 1UA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their annual report on the affairs of the company, together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activity and business review

The company was incorporated on 6 December 2000 with the intention of being the operating and trading company for all of the NFO businesses in the UK.

On 10 July 2003 Taylor Nelson Sofres plc (TNS), a world leader in market information, acquired NFO WorldGroup Inc. The acquisition, which was announced on 14 May 2003, consolidates TNS' position as one of the top three global companies in its industry.

Results and dividends

The company's profit for the financial year is £1,014,117 (2002: £1,905,459). No dividends have been paid or proposed during the year (2002: nil).

Employees

Applications for employment by disabled persons are always fully considered, bearing in mind the respective aptitudes and abilities of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the company continues and the appropriate training is arranged. It is the policy of the company that the training, career development and promotion of a disabled person should, as far as possible, be identical to that of a person who does not suffer from a disability.

Consultation with employees or their representatives has continued at all levels, with the aim of ensuring that views are taken into account when decisions are made that are likely to affect their interests and that all employees are aware of the financial and economic performance of their business units and of the company as a whole. Communication with all employees continues through the house newspaper and newsletters, briefing groups and the distribution of the annual report.

Directors and their interests

The directors who served during the period ended 31 December 2003 were as follows:

S M Factor
N A G Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No director has any interest in the shares of group undertakings requiring disclosure under the Companies Act 1985.

NFO WORLDGROUP LIMITED

DIRECTORS' REPORT FOR THE PERIOD ENDED 31 DECEMBER 2003(continued)

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the Board

Secretary

TNS
Westgate
London
W5 1UA

22nd October 2004

04003071

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
www.pwc.com/uk

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF NFO WORLDGROUP LIMITED

We have audited the financial statements which comprise the profit and loss account and the balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

22 October 2004

NFO WORLDGROUP LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	Twelve months ended 31 December 2003 £	As Restated Twelve months ended 31 December 2002 £
Turnover	2	44,519,613	41,608,420
Cost of sales		(29,686,869)	(27,288,258)
Gross profit		14,832,744	14,320,162
Administrative expenses		(13,230,939)	(11,689,267)
Operating profit	3	1,601,805	2,630,895
Interest payable	7	(130,015)	(216,950)
Profit on ordinary activities before taxation		1,471,790	2,413,945
Tax on profit on ordinary activities	8	(457,673)	(508,486)
Profit on ordinary activities after taxation	15	1,014,117	1,905,459

All turnover and operating profits derive from the continuing operations of the Company.

There are no material differences between the profit on ordinary activities before taxation and the retained profit for the year stated above and their historical cost equivalents.

The notes on pages 7 to 15 form part of these accounts

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 DECEMBER 2003

	Twelve months ended 31 December 2003 £	As Restated Twelve months ended 31 December 2002 £
Profit for the Year	1,014,117	1,905,459
Prior Year Adjustment in Respect of Change in Revenue Recognition Policy (Note 9)	(731, 702)	-
Total Gains and Losses Recognised Since Last Annual Report	282,415	1,905,459

NFO WORLDGROUP LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	As Restated 2002 £
Fixed assets			
Tangible assets	10	2,833,791	3,456,338
		2,833,791	3,456,338
Current assets			
Stock and work in progress	11	6,615,605	4,574,006
Debtors	12	17,525,304	14,172,826
Cash at bank & in hand		128,780	730,192
		24,269,689	19,477,024
Creditors: amounts falling due within one year	13	(24,136,234)	(20,758,023)
Net current assets/ (liabilities)		133,455	(1,280,999)
Total assets less current assets/(liabilities)		2,967,246	2,175,339
Provisions for liabilities and charges	8	(47,669)	(269,879)
Net assets		2,919,577	1,905,460
Capital and reserves			
Called-up share capital	14	1	1
Profit and loss account	15	2,919,576	1,905,459
Shareholders' funds – equity interests	16	2,919,577	1,905,460

The accounts on pages 5 to 15 were approved by the board of directors on 22nd October 2004 and signed on its behalf by:

S M Factor
Director

0400307

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the period.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards and on a going concern basis, which assumes the continued support of the company's immediate parent undertaking.

b) Changes in accounting policies

During the course of the current year the company has adopted a new basis of revenue recognition from the percentage completion method that was used for accounts prepared up to 31 December 2002. In line with parent company policies the completed contracts method has now been adopted.

The accounts for 2002 have been restated to reflect this change and its full extent is shown in note 9.

c) Turnover

Turnover, which is stated net of value added tax, represents amounts invoiced to third parties, except in respect of long-term contracts where turnover represents the sales value of work done in the period, including estimates in respect of amounts not invoiced. Turnover in respect of long term contracts is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract.

d) Tangible fixed assets

Tangible fixed assets are initially recorded at cost.

Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost or valuation, less their estimated residual value, of each asset on a straight line basis over its expected useful life, as follows:

Leasehold land and buildings	10% straight-line basis
Office equipment	20% straight-line basis
Computers	20% straight-line basis
Motor vehicles	20% straight-line basis

e) Operating leases

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

f) Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition. Work in progress represents unbilled completed work and is stated at the lower of cost, including production overhead plus profit attributable to that work, and net realisable value. Provision is made for loss making contracts where applicable. Net realisable value is based on estimated selling price less any further costs expected to be incurred for completion and disposal.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003 (continued)

g) Foreign currencies

Transactions denominated in foreign currencies are recorded at the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date.

All differences are taken to the profit and loss account.

h) Taxation

UK corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted at the balance sheet date.

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date.

When a deferred tax asset is recognised as recoverable, it is recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rate that is expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities recognised have not been discounted.

i) Pensions

The company operates a defined contribution pension scheme and the pension charge represents the amounts payable by the company to the fund in respect of the period and includes payments on behalf of fellow subsidiary undertakings. Amounts paid on behalf of fellow subsidiary undertakings are recharged to the relevant company.

j) Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH and is included in the consolidated financial statements of the Taylor Nelson Sofres plc, its ultimate holding company., which are publicly available. Consequently the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Statement 1 (revised 1996). The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions that are part of the group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003 (continued)

2 SEGMENTAL REPORTING

The whole of turnover and operating profit from continuing activities is attributable to supplying market research services and originates in the UK.

A geographical analysis of turnover by market is as follows:

	2003	2002
	£	£
United Kingdom	38,665,274	29,228,365
Europe	2,920,848	3,931,106
North America	2,797,828	8,164,921
Rest of the World	135,663	284,027
	44,519,613	41,608,420

3 OPERATING PROFIT

This is stated after charging:

	2003	2002
	£	£
Depreciation of tangible fixed assets - owned	1,124,016	821,956
Operating lease rentals		
- land and buildings	1,334,750	1,401,749
- plant and machinery	138,668	185,138
Auditors' remuneration	70,574	65,000

4 DIRECTORS REMUNERATION

	2003	2002
	£	£
Emoluments	221,891	237,586
Company contributions to money purchase pension schemes	22,860	22,270
	244,751	259,856

The number of directors who were members of money purchase pension schemes to which the company made contributions in the period was 2 (2002 – 2).

Included in the above are emoluments, excluding pension contributions, paid to:

	2003	2002
	£	£
Highest paid director	124,271	133,885

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003 (continued)

5 STAFF COSTS

Staff costs, including directors' remuneration, were as follows:

	2003 £	2002 £
Wages and salaries	18,149,442	18,700,823
Social securtiy costs	1,603,540	1,634,997
Other pension costs	437,357	477,451
	20,190,339	20,813,271

The number of employees at year end were as follows:

	2003 £	2002 £
Administration	41	43
Selling	192	185
Project services	122	137
Data collection	557	644
	912	1,009

The full time equivalent was 898. (2002: full time equivalent = 1,009).

6 PENSION CONTRIBUTIONS

The company operates a defined contribution pension scheme. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme. The assets of the scheme are held separately from those of the company in an independently administered fund.

7 INTEREST PAYABLE

	2003 £	2002 £
On bank loans and overdraft	130,015	216,950

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003 (continued)

8 TAX ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

The tax charge is based on the profit/(loss) for the period and comprises:

	2003 £	2002 As Restated £
Analysis of charge for the year		
UK corporation tax at 30%		
- Current	679,883	742,608
- Prior		(504,000)
Deferred Tax		
Origination and reversal of timing Differences		
- Current	(222,210)	(6,249)
- Prior		276,127
	457,673	508,486

	2003 £	2002 As Restated £
Factors affecting tax (credit)/charge for the year:		
Profit on ordinary activities	1,471,790	2,413,945
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	441,540	724,184
Capital allowances in excess of depreciation	204,854	(268)
Disallowable expenses	16,028	12,175
General provisions	17,461	6,517
	679,883	742,608

Deferred tax liabilities have not been discounted.

The provision for deferred taxation is analysed as follows:

	2003 £	2002 £
Accelerated capital allowances	(91,592)	(276,128)
Other timing differences	43,923	6,249
Total provision for deferred tax	(47,669)	(269,879)

NFO WORLDGROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003 (continued)

9 EFFECT OF CHANGES IN ACCOUNTING POLICY

The effect of the changes in accounting policy on revenue recognition which are described in Note 1b) are as follows

	Year Ended 31 December 2003		Year Ended 31 December 2002	
	New Accounting Policy	Previous Accounting Policy	New Accounting Policy	Previous Accounting Policy
	£	£	£	£
Turnover	44,519,613	45,739,881	41,608,420	46,183,340
Operating Profit Before Interest & Taxation	1,601,805	1,859,070	2,630,895	3,676,184
Profit on Ordinary Activities before Taxation	1,471,790	1,729,055	2,413,945	3,459,234
Tax on Profit on Ordinary Activities	457,673	534,850	508,486	822,073
Profit on Ordinary Activities after Taxation	1,014,117	1,194,205	1,905,459	2,637,161

10 TANGIBLE FIXED ASSETS

	Leasehold Improvements	Office Equipment	Computer Equipment	Motor Vehicles	Total
	£	£	£	£	£
Cost					
At 1 January 2003	2,479,978	2,208,192	4,264,603	23,551	8,976,324
Additions	34,137	88,247	379,085	0	501,469
At 31 December 2003	2,514,115	2,296,439	4,643,688	23,551	9,477,793
Depreciation					
At 1 January 2003	1,066,187	1,820,257	2,620,770	12,772	5,519,986
Charge for Year	257,648	272,881	588,777	4,710	1,124,016
At 31 December 2003	1,323,835	2,093,138	3,209,547	17,482	6,644,002
Net book amount					
At 31 December 2003	1,190,281	203,300	1,434,141	6,069	2,833,791
At 31 December 2002	1,413,792	387,936	1,643,834	10,779	3,456,338

11 STOCKS

	2003	2002 As restated
	£	£
Work in progress	6,596,946	4,535,980
Stationery Stock	8,000	8,000
Gift Vouchers	10,659	30,026
	6,615,605	4,574,006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003 (continued)

12 DEBTORS

	2003	2002
	£	£
Trade debtors	6,881,610	8,318,290
Amounts owed by other group undertakings	6,214,487	2,962,051
Other debtors	-	19,477
Staff Loans	21,945	8,307
Prepayments & accrued income	4,407,262	2,864,701
	17,525,304	14,172,826

13 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003	2002 As Restated
	£	£
Bank loans and overdrafts	-	4,292,127
Trade creditors	2,642,248	1,427,042
Amounts owed to group undertakings	13,814.837	10,345,005
UK corporation tax payable	210,240	106,727
Other tax and social security	983,027	1,099,622
Other creditors	75,926	1,273,747
Accruals and deferred income	235,451	1,186,160
Payments received on account	6,174,505	1,027,593
	24,136,234	20,758,023

14 CALLED-UP SHARE CAPITAL

	2003	2002
	£	£
Authorised		
2,500,000 Ordinary shares of £1 each	2,500,000	2,500,000
Allotted, called-up and fully paid		
1 Ordinary shares of £1 each	1	1

15 RESERVES

	£
At the beginning of the year as previously stated	2,637,161
Change in accounting policy (note 9)	(731,702)
Restated opening retained earnings	1,905,459
Profit for the year	1,014,117
At end of year	2,919,576

16 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	2003 £	2002 As Restated £
Opening shareholders' funds	1,905,460	1
Profit for period	1,014,117	1,905,459
Closing shareholders' funds	2,919,577	1,905,460

17 CONTINGENT LIABILITIES

There were no contingent liabilities at either year end.

18 COMMITMENTS UNDER OPERATING LEASES

The group and company have entered into the following non-cancellable leases. The minimum annual rentals under the foregoing leases are as follows:

	Land and buildings		Plant and machinery	
	2003	2002	2003	2002
	£	£	£	£
Operating leases which expire:				
Within one year	-	-	-	-
In two to five years	1,421,011	1,401,749	180,735	185,138

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2003 (continued)

19 IMMEDIATE AND ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking and controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, TNS, Westgate, London W5 1UA.

The immediate parent undertaking is NFO Europe Verwaltungs GmbH a company incorporated in Germany, whose principal place of business is at 338 Landesbergerstrasse, D-80687, Munich 21, Germany.

TNS UK Limited

Report and accounts

for the year ended

31 December 2003

Reg No 3073845

0400343

TNS UK Limited

Report and accounts

For the year ended 31 December 2003

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company's principal activity is the provision of market information services. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The profit and loss account for the year is set out on page 7. The loss for the year after tax amounted to £(3,362,000) (2002: profit £12,998,000). The directors do not recommend the payment of a dividend for the year (2002 £12,237,000) leaving a retained loss of £(3,362,000) (2002: profit £761,000), which has been transferred against reserves. The directors are satisfied with the results for the year and view the future with confidence.

Post balance sheet event

On the 5th of July 2004, TNS UK Limited purchased 30,000 shares from Michael Hopkins, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of TNS UK Limited.

Directors

The directors of the company during the year are listed below:

A B Cowling	(resigned 25 March 2003)
D S Lowden	(resigned 25 March 2003)
S P Ducat	(appointed 25 March 2003)
M Penford	(appointed 25 March 2003)

Directors' interests in shares of the company

Mr Ducat holds the following interests in Taylor Nelson Sofres plc:

S Ducat	1 Jan 2003	Granted	Sold/ Exercised	31 Dec 2003
	No	No	No	No
Ordinary shares	22,885	12,149	(6,500)	**28,534**
Savings related share options	6,627	4,404	(872)	**10,159**
Executive share option plan	80,000	10,000	(20,000)	**70,000**

Mr Penford holds the following interests in Taylor Nelson Sofres plc:

M Penford	1 Jan 2003	Granted	Sold/ Exercised	31 Dec 2003
	No	No	No	No
Ordinary shares	37,102	-	-	**37,102**
Savings related share options	-	10,829	-	**10,829**
Executive share option plan	354,091	80,000	(94,091)	**340,000**

Creditor payment policy

Operating businesses are responsible for agreeing the terms and conditions under which business transactions with all their suppliers are conducted. It is group policy to settle the terms of payment with suppliers when agreeing the terms of each transaction, to ensure suppliers are made aware of the terms and that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions. The company's creditor days in 2003 were 19 days (2002 - 45 days).

Employee involvement

Group policy is to involve all employees in matters that affect, or are likely to affect, their interests. We encourage awareness of financial and economic factors that influence our performance. To these ends, we regularly consult staff and make financial statements available to all employees. We have a number of incentive schemes. These offer employees the chance to benefit directly from our performance through profit-sharing together with executive and save-as-you-earn share-option arrangements. When vacancies arise we give equal consideration to every applicant regardless of gender or ethnic origin whether disabled or otherwise. We train and develop the careers of disabled employees, or employees who become disabled during their employment, according to their particular skills and aptitudes.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA

26 October 2004

Independent auditors' report to the members of TNS UK Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors` responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of TNS UK Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
26 October 2004

TNS UK Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Turnover - continuing operations	2	**117,591**	114,852
Cost of sales		**(41,770)**	(36,779)
Gross profit		**75,821**	78,073
Administrative expenses		**(79,283)**	(67,426)
Operating (loss)/profit - continuing operations		**(3,462)**	10,647
Income from group undertakings		**-**	2,237
Interest receivable and similar income	3	**19**	211
Interest payable and similar charges	3	**(180)**	(163)
(Loss)/profit on ordinary activities before taxation	3	**(3,623)**	12,932
Taxation on profit on ordinary activities	6	**261**	66
(Loss)/profit for the financial year		**(3,362)**	12,998
Dividends	7	**-**	(12,237)
Retained (loss)/profit for the year	17	**(3,362)**	761

The company has no other recognised gains or losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the (loss)/profit on ordinary activities before taxation and the retained (loss)/profit for the year stated above and their historical cost equivalents.

There were no discontinued activities during the year (2002-£nil).

The notes on pages 9 to 29 form part of the financial statements.

TNS UK Limited

Balance Sheet

As at 31 December 2003

	Notes	**2003**	2002
		£000	£000
Fixed assets			
Intangible assets	8	**5,112**	2,326
Tangible assets	9	**15,831**	17,057
Investments	10	**6,776**	13,196
		27,719	32,579
Current assets			
Stocks and work-in-progress	11	**4,794**	3,403
Debtors	12	**80,722**	100,216
Cash at bank and in hand		**583**	335
		86,099	103,954
Creditors: amounts falling due within one year	13	**(113,008)**	(133,775)
Net current liabilities		**(26,909)**	(29,821)
Total assets less current liabilities		**810**	2,758
Provisions for liabilities and charges	14	**(2,231)**	(817)
Net (liabilities)/assets		**(1,421)**	1,941
Capital and reserves			
Share capital	16	**-**	-
Profit and loss account	17	**(1,421)**	1,941
Equity shareholders' (liabilities)/funds	17	**(1,421)**	1,941

The financial statements on pages 7 to 29 were approved by the board of directors on 26 October 2004 and were signed on its behalf by:

S P Ducat
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted, which require additional disclosures in respect of retirement benefits, as set out in note 15. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared in accordance with the historical cost convention. At 31st December 2003, the company's current liabilities exceeded its current assets by £1,421,000. The ultimate holding company, Taylor Nelson Sofres plc, has confirmed its intention to provide sufficient support to the company so as to enable it to continue trading for the foreseeable future. Consequently, the directors have prepared the accounts on a going concern basis.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Basis of consolidation
No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres plc, a company registered in England and Wales.

Foreign currencies
Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account, except for differences arising on the translation of net assets from overseas operations, which are dealt with through reserves.

1 Principal accounting policies (continued)

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on these projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project once the product has been delivered to the customer. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Development expenditure

Development expenditure relating to certain specific projects intended for commercial use is capitalised and amortised over the period expected to benefit.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. Depreciation is calculated to write off the cost less the estimated residual value of each asset principally on a straight-line basis over its expected useful life as follows:

Freehold Land	No depreciation
Freehold buildings	33 years
Patents, licences, other	20 years or remaining life if shorter
Software and databases	15 years or remaining life if shorter
Fixtures, fittings, equipment and motor vehicles	3 – 10 years
Development expenditure	5 years or remaining life if shorter

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. In the company's financial statements, goodwill is amortised in equal instalments over the shorter of 20 years and its useful economic life and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable.

1 Principal accounting policies (continued)

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

Operating leases

Operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Pension arrangements

Taylor Nelson Sofres plc operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions are charged in the financial statements as they fall due.

The group also operates defined benefit plans, which provide pensions based on final salaries. The expected cost of pensions in respect of these plans is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amount invoiced by the company in respect of services to customers and excluding Value Added Tax. The geographical analysis by destination is as follows :-

	2003	2002
	£000	£000
UK	**86,695**	70,639
Europe	**20,128**	26,931
Americas	**9,561**	13,538
Asia	**978**	3,744
Other	**229**	-
	117,591	114,852

3 (Loss)/profit on ordinary activities before taxation

(Loss)/profit on ordinary activities before taxation is stated after (charging)/crediting:

	2003	2002
	£000	£000
Depreciation charge for the year:		
- intangible owned fixed assets	**(13)**	(14)
- tangible owned fixed assets	**(4,632)**	(4,907)
- goodwill	**(291)**	(135)
Profit on disposal of tangible fixed assets	**567**	39
Auditors' remuneration for audit services	**(118)**	(122)
Property rental - operating leases	**(3,169)**	(3,198)
Property - rents receivable	**949**	822
Impairment of investments	**(7,528)**	235
Interest receivable – bank	**12**	15
Interest receivable - fellow subsidiaries	**5**	33
Interest payable – bank	**(1)**	(2)
Interest payable – fellow subsidiaries	**(96)**	(120)
Interest receivable – other	**2**	163
Interest payable - other	**(83)**	(41)

3 **Profit on ordinary activities before taxation – (continued)**

Foreign exchange gains and losses	**(209)**	(42)

4 **Directors' emoluments**

The emoluments of the directors of the company were:

	2003	2002
	£000	£000
Aggregate emoluments	**357**	166
Pension contributions to defined contribution scheme	**18**	4
	375	170

Both directors accrue retirement benefits under group defined contribution schemes and are not accruing benefit under the defined benefit scheme.

	2003	2002
	£000	£000
Highest paid director	**243**	89
Pension contributions for the highest paid director	**13**	1
	256	90

5 Employee information

The average weekly number of employees (including directors) employed by the company during the year was made up as follows:

	2003	2002
	No.	No.
Marketing	**727**	715
Production services	**280**	285
Administration	**230**	232
	1,237	1,232

Staff costs (including directors) comprised:

	2003	2002
	£000	£000
Wages and salaries	**42,907**	41,633
Social security costs	**5,251**	4,822
Other pension costs (see note 15)	**1,921**	1,850
	50,079	48,305

6 Taxation on profit on ordinary activities

	2003	2002
	£000	£000
Analysis of (credit)/charge for the year		
UK corporation tax at 30% (2002 30%)		
- current	-	-
- prior	(172)	14
Foreign tax	101	-
Total current tax	(71)	14
Deferred tax		
Origination and reversal of timing differences		
- current	210	(315)
- prior	(400)	235
	(190)	(80)
Tax on profit on ordinary activities	(261)	(66)
Factor affecting tax (credit)/charge for the year:		
(Loss)/profit on ordinary activities before tax	(3,623)	12,932
(Loss)/profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	(1,087)	3,880
Capital allowances in excess of depreciation	(210)	(235)
Gain on disposal of property sheltered by capital losses	(293)	-
Provisions against investments	2,258	(71)
Group Relief	(915)	(3,034)
Dividends from fellow group undertakings	-	(671)
Permanent timing differences	247	131

6 Taxation on profit on ordinary activities (Continued)

Foreign tax on sale of property	**101**	-
Adjustments to tax charge in respects of previous periods	**(172)**	14
	(71)	14

The company benefited from the surrender of losses, resulting in a reduction to the 2003 and 2002 corporation tax charge. Such losses are surrendered to TNS UK Limited at nil cost, from other companies within the Group. Deferred tax liabilities have not been discounted.

There is no un-provided deferred tax in the company (2002 nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	Short Term Timing Differences	Other	Total
	£000	£000	£000	£000
At 1 January 2003	43	(89)	180	134
(Credited)/charged to profit and loss account	(254)	46	18	(190)
As at 31 December 2003	**(211)**	**(43)**	**198**	**(56)**

7 Dividends

	2003	2002
	£000	£000
Final dividend – proposed	-	12,237

8 Intangible fixed assets

	Goodwill	Patents	Total
	£000	£000	£000
Cost			
At 1 January 2003	2,734	251	2,985
Additions	3,091	-	3,091
Disposals	(18)	(51)	(69)
At 31 December 2003	**5,807**	**200**	**6,007**
Amortisation			
At 1 January 2003	(466)	(193)	(659)
Charge for the year	(291)	(13)	(304)
Disposals	18	50	68
At 31 December 2003	**(739)**	**(156)**	**(895)**
Net book value			
At 31 December 2003	**5,068**	**44**	**5,112**
At 31 December 2002	2,268	58	2,326

9 Tangible fixed assets

	Buildings	Freehold land and leasehold refurbishments	Software and databases	Equipment	Total
	£000	£000	£000	£000	£000
Cost					
At 1 January 2003	-	6,806	4,311	24,018	35,135
Transfers in/(out)	2,394	(2,010)	775	(2,502)	(1,343)
Additions	154	-	1,394	3,212	4,760
Disposals	(23)	(931)	(476)	(9,875)	(11,305)
At 31 December 2003	**2,525**	**3,865**	**6,004**	**14,853**	**27,247**
Depreciation					
At 1 January 2003	-	1,114	2,674	14,290	18,078
Transfers out	-	(142)	-	(1,353)	(1,495)
Charge for year	183	121	391	3,937	4,632
Disposals	(12)	(106)	(319)	(9,362)	(9,799)
At 31 December 2003	**171**	**987**	**2,746**	**7,512**	**11,416**
Net book value					
At 31 December 2003	**2,354**	**2,878**	**3,258**	**7,341**	**15,831**
At 31 December 2002	-	5,692	1,637	9,728	17,057

Depreciation has not been charged on freehold land, which is stated at cost of £1,500,000 (2002 £1,500,000).

10 Fixed asset investments

	Interests in subsidiary undertakings
	£000
Cost	
At 1 January 2003	14,940
Acquisition of TNS Ireland Limited	1,108
At 31 December 2003	**16,048**
Amounts written off	
At 1 January 2003	(1,744)
Impairment of investments in the year:	
Scher International Limited	(737)
Teledynamics Ireland Limited	(429)
TNS Media Intelligence Limited	(6,273)
WHF (Southern) Limited	(89)
At 31 December 2003	**(9,272)**
Net book value	
At 31 December 2003	**6,776**
At 31 December 2002	13,196

In accordance with FRS 11 'Impairment of fixed assets and goodwill', the carrying value of the fixed asset investments held in respect of a number of the company's subsidiary undertakings has been compared with their recoverable amounts represented by their value in use to the company. The discount rate used in the calculations to arrive at the valuations is 9% (2002 Nil).

In the opinion of the directors the value of the interests in the group undertakings is not less than that stated in the relevant balance sheets.

10 Fixed asset investments (continued)

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership		Principal activity
		2003	2002	
TNS Field Limited (Formerly Specialist Field Resources Limited)	UK	**50%**	50%	Market information
Specialist People Resources Limited	UK	**100%**	100%	Market information
Teledynamics Ireland Ltd (Now Dormant)	Ireland	**100%**	100%	Telephone marketing & sales
Media Vision Research Ltd	UK	**100%**	100%	Video research
WHF (Southern) Ltd	UK	**100%**	100%	Mystery Shopping
Scher International Ltd	UK	**100%**	100%	Customer service advice
Customer Satisfaction Surveys Ltd	UK	**100%**	100%	Market information
TNS Media Intelligence Limited	UK	**100%**	100%	Media monitoring
Radar Research Ltd	UK	**60%**	60%	Adhoc inmarket research projects
TNS Sport Limited	UK	**100%**	100%	Advertisement monitoring
Fieldcontrol Limited	UK	**70%**	70%	Market research fieldwork
TNS Ireland Limited	UK	**100%**	-	Market Research

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

11 Stocks and work-in-progress

	2003	2002
	£000	£000
Work-in-progress	3,557	2,615
Finished goods	1,237	788
	4,794	3,403

12 Debtors

	2003	2002
	£000	£000
Trade debtors	27,171	24,104
Amounts owed by group undertakings	41,038	68,598
Amounts owed by companies in which the group has a participating interest	379	558
Amounts recoverable on contracts	4,556	2,515
Deferred tax	56	-
Other debtors	1,972	1,742
Prepayments	5,550	2,699
	80,722	100,216

13 Creditors: amounts falling due within one year

	2003	2002
	£'000	£'000
Bank loans and overdrafts	**200**	109
Trade creditors	**3,508**	3,581
Payments received on account	**11,891**	10,736
Amounts owed to group undertakings	**33,952**	46,745
Amounts owed to parent company	**37,559**	42,615
Other tax and social security	**2,478**	2,552
Other creditors	**2,199**	2,104
Accruals	**21,221**	13,096
Proposed dividend	**-**	12,237
	113,008	133,775

14 Provisions for liabilities and charges

	Deferred tax	Property Provisions	Closures	Deferred Consideration	Other	Total
	£000	£000	£000	£000	£000	£000
At 1 January 2003	134	53	-	445	185	**817**
Deferred consideration – released	-	-	-	27	-	**27**
Charged to profit and loss account	-	563	471	-	572	**1,606**
Utilised during the year	(134)	(42)	-	-	(43)	**(219)**
As at 31 December 2003	**-**	**574**	**471**	**472**	**714**	**2,231**

The property provisions represent the net rental cost to the group of empty leasehold properties up to the end of the relevant lease periods as set out in the lease agreements, together with dilapidations. The provision will be utilised within three years.

14 Provisions for liabilities and charges (continued)

The closures provision represents the expected cost of closing two divisions. This will be utilised within one year.

Included within other provisions are £142,000 in relation to a shortfall in funding of defined benefit pension plans, £155,000 relating to gardening leave for redundant employees and redeemable points provision which represents the value of promotional vouchers not yet redeemed. These will be utilised within one year.

Deferred consideration represents amounts expected to be payable in relation to the acquisition of businesses. The deferred consideration provisions are determined with reference to the latest information available and will be paid within two years of the balance sheet date.

15 Pensions and similar obligations

The total pension charge to the company for the group's defined contribution and defined benefit plans was £1,890,313 and £30,508 prior to the release of £43,000 of the pension provision (2002 defined contribution £1,897,731, defined benefit £62,000). As detailed below the remaining provision of £142,000 exists for under funding of the Taylor Nelson Sofres Pension Plan (4). There were no other prepayments or accruals in respect of any of the company's pension plans in the current or previous year. The assets of all pension plans are held separately from those of the company.

a) Defined contribution plans

Taylor Nelson Sofres plc Pension Plan (1)

The Taylor Nelson Sofres plc Pension Plan (1) was established on 31 March 1992 with the Equitable Life. This plan is the group's principal pension plan. With effect from 1 June 1997 it replaced, for ongoing benefits, all plans except Pension Plan (3). It replaced Pension Plan (3) in 1998.

The group's contributions to all defined contribution pension plans are 4% of salary below the age of 35, 6% from age 35 to below 50, and 8% for those aged 50 years and over. The retirement age for both men and women is 65.

15 Pensions and similar obligations (continued)

b) Defined benefit plans

Taylor Nelson Sofres plc Pension Plan (2)
The Taylor Nelson Sofres plc Pension Plan (2) was opened to new members in 1992. This plan was closed to new members on 30 July 1994.

This plan is unfunded and managed by the Scottish Widows. Contributions are determined by an independent qualified actuary on the basis of triennial valuations using the projected unit method. The current service cost of this plan is expected to increase as members approach retirement. The most recent completed valuation was at 1 July 2003. The actuarial value of those assets at that date was £2,649,000, which represented 136% of the benefits that had accrued to members. This indicates a surplus of £704,000. Contributions are 3% of pensionable salaries.

Service ceased to accrue in this plan with effect from 31 May 1997 although calculations will be based on members actual Final Pensionable Salary at date of exit. Members began to accrue benefits in Pension Plan (1) with effect from 1 June 1997.

Taylor Nelson Sofres plc Pension Plan (4)
The plan was transferred into the group on the acquisition of the MRM group of companies. The plan is a funded defined benefit plan and is now closed to new members.

The contributions to this plan were determined with the advice of independent qualified actuaries on the basis of triennial valuations using the projected unit method. The current service cost of this plan is expected to increase as members approach retirement. The most recent actuarial assessment was as at 1 July 2001.

The actuarial value of these assets was £827,521, which represented 77.6% of the benefits that have accrued to members. This indicated a shortfall of £238,338. However, an assessment in 1998 suggested a deficit in the region of £300,000. Therefore, a provision was made for £297,000 to cover this deficit with the intention of making contributions over the period to April 2007 to return the fund to surplus. The provision is being released over this period with £42,000 released in 2003. The company is funding the deficit by making contributions of £3,500 per month.

FRS 17 Disclosures
On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 Retirement Benefits, replacing SSAP 24 Accounting for Pension Costs. FRS 17 is fully

15 Pensions and similar obligations (continued)

effective for periods beginning on or after 1 January 2005, though disclosures are required in the transitional period. The third year of disclosures is set out below.

The following assumptions have been used to arrive at the FRS 17 valuations for the principal plans:

	2003	2002
	%	%
Rate of increase in salaries	**4.5**	3.9
Rate of increase for pensions in payment	**-**	-
Discount rate	**5.4**	5.5
Inflation assumption	**3.0**	2.4
Long term expected rate of return on equities	**6.25**	6.25
Long term expected rate of return on bonds and cash	**5.25**	5.25

The assets and liabilities of the pension and benefit plans at 31 December 2003 and 31 December 2002 are as shown below:

	2003	2002
	£000	£000
Equities	**285**	200
Bonds and cash	**2,907**	3,020
Market value of assets	**3,192**	3,220
Present value of liabilities	**(2,684)**	(2,979)
Surplus/(deficit) in the plans	**508**	241
Related deferred tax	**(302)**	(72)
Net pension asset	**206**	169
Funding level	**119%**	108%

If the valuation above had been applied in the accounts instead of SSAP 24, the effect on the profit and loss account reserve and net assets would have been as follows:-

	2003	2002
	£000	£000
Profit and loss reserve/ net (liabilities)/assets		
Profit and loss reserve/ net (liabilities)/ assets per the balance sheet	**(1,421)**	1,941
Pension liability under SSAP 24	**(177)**	(187)
Pension asset under FRS 17	**206**	169
Profit & loss reserve/net (liabilities)/assets	**(1,392)**	1,923

15 Pensions and similar obligations (continued)

The following amounts would be recorded in the profit and loss account under FRS17:-

	2003	2002
	£000	£000
Current service cost	-	-
Other finance income		
Interest on liabilities	(138)	(158)
Expected return on assets	189	220
	51	62

The movement in the FRS 17 valuations from 31 December 2002 to 31 December 2003 would be reflected as follows if they were recorded in the accounts:

	£000	%[1]
Statement of total recognised gains and losses (STRGL)		
Actual less expected return on assets	203	6
Change in assumptions	(132)	(4)
Gain on scheme liabilities	73	4
	144	

Movement in FRS 17 provision	
Previous surplus	241
Contributions	72
Service cost	-
Other finance income	51
Statement of total recognised gains and losses	144
Current surplus	508

[1]The percentage for actual less expected return on assets is expressed as a percentage of the market value of assets. The percentage for change of assumptions and gain/(loss) on scheme liabilities are expressed as a percentage of the value of liabilities.

16 Share capital

	2003	2002	**2003**	2002
	No. of shares	No. of shares	**£000**	£000
Authorised				
Ordinary shares of £1 each	**1,000**	1,000	**1**	1
Allotted, called up and fully paid				
At 1 January and 31 December	**1**	1	**1**	-

17 Reconciliation of movements in shareholders' funds

	Share capital	Exchange Reserve	Profit and Loss account	Total
	£000	£000	£000	£000
At 1 January 2003	-	**(213)**	**2,154**	**1,941**
Retained (loss)/profit for the year	-	-	(3,362)	(3,362)
At 31 December 2003	-	(213)	**(1,208)**	**(1,421)**

Goodwill of £60,607 has been previously eliminated against reserves and will be charged to the profit and loss account in the event of a disposal.

18 Financial commitments

a) Capital commitments

	2003	2002
	£000	£000
Contracted but not provided for	**640**	454

b) Lease commitments

The company had annual commitments under non-cancellable operating leases as follows:

	2003	2002
Operating leases which expire:	**Property**	Property
	£000	£000
within one year	**263**	277
In two to five years	**443**	515
over five years	**1,072**	1,877
	1,778	2,669

TNS UK Limited

Notes to the financial statements

As at 31 December 2003

19 Related party transactions

TNS UK Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of TNS UK Limited do not include disclosure of transactions with companies that are 90% owned within the group. TNS UK Limited has related party transactions, as defined by Financial Reporting Standard 8, as follows:

	2003	2002
	£	£
Purchase of market research from Radar Research Limited as at 31 December 2003	-	35,488
Net amounts due from Radar Research Limited at 31 December 2003	**506,644**	469,476
Purchase of field work services from Field Control Limited as at 31 December 2003	**338,392**	251,532
Net amounts due from Field Control Limited at 31 December 2003	**138,317**	404,809

Fieldcontrol Limited is 70% owned and Radar Research Limited is 60% owned within the Group. The comparatives have been restated to include the net amounts due from Radar Research Limited.

20 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

21 Post balance sheet event

On the 5th of July 2004, TNS UK Limited purchased 30,000 shares from Michael Hopkins, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of TNS UK Limited.

Fieldcontrol Limited

Report and accounts

for the year ended

31 December 2003

Reg No 944187

Fieldcontrol Limited

Report and Accounts

For the year ended 31 December 2003

Fieldcontrol Limited

Directors' Report

For the year ended 31 December 2003

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company's principal activity is the provision of market information services. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The result for the year is set out in the profit and loss account on page 6. The directors do not recommend the payment of a dividend for the year (2002 - £nil).

Post balance sheet event

On the 5th of July 2004, TNS UK Limited purchased 30,000 shares from Michael Hopkins, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of TNS UK Limited.

Directors

The directors of the company during the year are listed below:

M H C Hopkins	Resigned 05/07/04
J Stone	
F C Sivers	Resigned 05/07/04
A B Cowling	
R Afghan	
S P Ducat	

Directors' interests in shares of the company

At the year end Mike Hopkins had a 30% holding of the shares in Fieldcontrol Limited and his interests in the shares of Taylor Nelson Sofres plc are disclosed below. No other directors except Mr Ducat and Mr Cowling held any interests in the shares of the company or any other group company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors report of that company.

Mr Ducat holds the following interests in Taylor Nelson Sofres plc:

S Ducat	**1 Jan 2003**	**Granted**	**Sold/ Exercised**	**31 Dec 2003**
	No	**No**	**No**	**No**
Ordinary shares	22,885	12,149	(6,500)	**28,534**
Savings related share options	6,627	4,404	(872)	**10,159**
Executive share option plan	80,000	10,000	(20,000)	**70,000**

Mr Hopkins holds the following interests in Taylor Nelson Sofres plc:

M Hopkins	**1 Jan 2003**	**Granted**	**Sold/ Exercised**	**31 Dec 2003**
	No	**No**	**No**	**No**
Ordinary shares	2,672	-	-	**2,672**

Details of the Share Options Plan (Plan A), Executive Share Option Plan (Plan B) and Long Term Incentive Plan (Plan C) are disclosed in the ultimate parent undertaking accounts, Taylor Nelson Sofres plc.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

TJ Portal
Company Secretary
Westgate, London W5 1UA
25 October 2004

Fieldcontrol Limited

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

Fieldcontrol Limited

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2003

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
25 October 2004

Fieldcontrol Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Turnover - continuing operations	2	1,548	1,358
Cost of sales		(940)	(909)
Gross profit		608	449
Administrative expenses		(547)	(567)
Operating profit/(loss) - continuing operations		61	(118)
Interest receivable and similar income		9	1
Profit/(loss) on ordinary activities before taxation	3	70	(117)
Taxation on loss on ordinary activities	6	-	1
Retained profit/(loss) for the year		70	(116)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit/(loss) on ordinary activities before tax and the retained profit/(loss) for the year stated above and their historical cost equivalents.

There were no discontinued activities during the year (2002 - nil).

The notes on pages 8 to 16 form part of the financial statements.

Fieldcontrol Limited

Balance sheet

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Fixed assets			
Tangible fixed assets	7	-	-
Current assets			
Stocks and work-in-progress		5	-
Debtors	8	2,416	2,890
Cash at bank and in hand		53	149
		2,474	3,039
Creditors: amounts falling due within one year	9	(2,499)	(3,134)
Net current liabilities		(25)	(95)
Net liabilities		(25)	(95)
Capital and reserves			
Called up share capital	10	100	100
Profit and loss account	11	(125)	(195)
Equity shareholders' liabilities	11	(25)	(95)

The financial statements on pages 6 to 16 were approved by the board of directors on 25 October 2004 and were signed on its behalf by:

S P Ducat

Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention. At 31st December 2003, the company's current liabilities exceeded its current assets by £25,000. The ultimate holding company, Taylor Nelson Sofres plc, has confirmed its intention to provide sufficient financial support to the company so as to enable it to meet its liabilities as and when they fall due and to enable the company to continue trading for the foreseeable future. Consequently, the directors have prepared the accounts on a going concern basis.

Cash flow statement

The company satisfies the small company limits set out in the Companies Act 1985. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on these projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project once the product has been delivered to the customer. Costs incurred on long term projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Principal accounting policies (continued)

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation.
Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Pension costs

The company participates in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they became payable in accordance with the rules of the plan.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, primarily group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit/(loss) on ordinary activities before taxation

The profit/(loss) on ordinary activities before taxation is stated after charging:

	2003	2002
	£000	£000
Depreciation of owned fixed assets	**-**	1
Operating leases – land and buildings	**15**	15

Auditors' remuneration in respect of the years ended 31 December 2003 and 2002 has been borne by fellow group undertaking, TNS UK Ltd.

4 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2003	2002
	No.	No.
Marketing	**9**	12
Administration	**3**	3
	12	15

Employment costs comprised:	**£000**	£000
Wages and salaries	**224**	262
Social security costs	**22**	23
Other pension costs	**18**	17
	264	302

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2003

5 Directors' emoluments

	2003	2002
	£000	£000
Aggregate emoluments	**31**	79
Contribution to money purchase pension schemes	**2**	5
	33	84

2 directors accrue benefits under the money purchase pension scheme (2002: 2)

6 Taxation on profit on ordinary activities

	2003	2002
	£000	£000
Analysis of credit in the year		
Current tax		
UK corporation tax on profit for the year	-	-
Adjustments in respect of prior years	-	(1)
Total current tax	-	(1)
Deferred tax		
Origination and reversal of timing differences		
- current year	-	-
- prior year	-	-
Total deferred tax	-	-
Tax on loss on loss on ordinary activities	-	(1)
Factors affecting tax charge for the year		
Profit/(loss) on ordinary activities before tax	70	(117)
Profit/(loss) on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	21	(35)
Effects of:		
Utilisation of tax losses	(21)	35
Adjustments in respect of prior years	-	(1)
Current tax credit on loss on ordinary activities	-	(1)

There is no un-provided deferred tax in the company (2002 - £nil).

Deferred tax liabilities have not been discounted.

7 Tangible fixed assets

	Computer Equipment £000	Other Equipment £000	Total £000
Cost			
At 1 January 2003	32	27	59
At 31 December 2003	**32**	**27**	**59**
Depreciation			
At 1 January 2003	32	27	59
Charge for the year	-	-	-
At 31 December 2003	**32**	**27**	**59**
Net book value			
At 31 December 2003	**-**	**-**	**-**
At 31 December 2002	-	-	-

8 Debtors

	2003	2002
	£000	£000
Trade debtors	**119**	241
Amounts due from group undertakings	**2,297**	2,646
Other debtors	**-**	3
	2,416	2,890

9 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Payments on account	**41**	60
Amounts owed to group undertakings	**2,423**	3,026
Other creditors	**1**	-
Other taxation and social security	**11**	33
Accruals and deferred income	**23**	15
	2,499	3,134

10 Called up share capital

	2003	2002
	£000	£000
Authorised		
100,000 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
100,000 ordinary shares of £1 each	**100**	100

11 Reconciliation of movements in shareholders' liabilities

	2003	2002
	£000	£000
Opening shareholders' (liabilities)/funds	(95)	21
Profit/(loss) for the financial year	70	(116)
Closing shareholders' liabilities	(25)	(95)

12 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2003	2002
Operating leases which expire:	£000	£000
within two to five years	15	15
	15	15

13 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd, which owns 70% of the company's share capital. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

14 Related party transactions

The company leases its premises from MHC Hopkins, a director of the company. During the year rent of £15,000 (2002: £15,000) was paid under this lease agreement. In addition, there were fees for fieldwork services provided to the following companies:

	2003	2002
	£	£
TNS UK Ltd	**338,392**	243,532
Market Research Bureau Ireland	**-**	8,578
Sofres SA	**288,896**	266,429

Intercompany balances outstanding at the year end were as follows:

	2003	2002
	£	£
Opinion Research Ltd	**(72,000)**	(72,000)
TNS UK Ltd	**(2,350,856)**	(2,954,455)
TNS UK Ltd	**2,212,539**	2,550,680
Sofres SA	**84,890**	96,000

The above transactions were undertaken at arm's length on normal commercial terms.

15 Post balance sheet event

On the 5th of July 2004, TNS UK Limited purchased 30,000 shares from Michael Hopkins, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of TNS UK Limited.

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2379938

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

DIRECTORS' REPORT

Directors	SM Factor NAG Spackman EF Hoefling (appointed 22 July 2003) PSK Wright (appointed 22 July 2003)
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Registered Office	TNS Westgate London W5 1UA
Solicitors	Winward Fearon 35 Bow Street London WC2E 7AU

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report on the affairs of the company, together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activity and business review

The principal activity of the company was the supplying of market research services primarily to information technology and telecommunications companies.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities was transferred to NFO Worldgroup Ltd, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd

There was no trading activity in the company during the period ended 31 December 2003

Dividends

The directors do not recommend that a dividend be paid (2002; nil).

Directors and their interests

The directors who served during the period ended 31 December 2003 were as shown on page 1.

No directors have any interests in group undertakings requiring disclosure under section 235 of the Companies Act 1985.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	2002 £
Current assets			
Debtors	3	384,219	384,219
Net assets		384,219	384,219
Capital and reserves			
Called-up share capital	4	60,000	60,000
Profit and loss account	5	324,219	324,219
Equity shareholders' funds	5	384,219	384,219

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 3 to 5 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

S. Factor

SM Factor
Director

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The company has taken advantage of the exemption in FRS1 (revised) from the requirement to prepare a cash flow statement on the grounds that its cash flows are contained within the consolidated cash flow statement of its ultimate parent company, Taylor Nelson Sofres plc, whose accounts are publicly available.

2 PROFIT & LOSS ACCOUNT

The company has not been trading during the year or in the prior year and accordingly has not presented a profit & loss account.

3 DEBTORS

	2003 £	2002 £
Amounts owed by group undertakings : Intercompany Loan	384,219	384,219

4 CALLED-UP SHARE CAPITAL

	2003 £	2002 £
Authorised:		
120,000 ordinary shares of £1 each	120,000	120,000
Allotted, called up and fully-paid:		
60,000 ordinary shares of £1 each	60,000	60,000

5 RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENT ON RESERVES

	Share capital £	Profit and loss account £	Total shareholders' funds £
Opening shareholders' deficit	60,000	324,219	384,219
Profit for the financial period	-	-	-
Closing shareholders' funds	60,000	324,219	384,219

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 CONTINUED

6 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwatltung GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

CITY RESEARCH ASSOCIATES LIMITED

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2451602

CITY RESEARCH ASSOCIATES LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report and accounts for the year ended 31 December 2003.

Principal activities and review of the business

The company did not trade during the period or the preceding year.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors and directors' interests

The directors at the balance sheet date were as follows:

NAG Spackman	
S M Factor	
E F Hoefling	(appointed 22 July 2003)
P S K Wright	(appointed 22 July 2003)

None of the directors had any interests in the share capital of the company at 31 December 2003
The above directors are also directors of City Research Group plc, the company's parent undertaking, and their interests in the shares of that company are disclosed in the directors' report of City Research Group plc.

By order of the Board

Secretary

26 October 2004

CITY RESEARCH ASSOCIATES LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	31 December 2003 £	31 December 2002 £
Creditors: Amounts falling due within one year	3	(263,547)	(263,547)
Net current liabilities		(263,547)	(263,547)
Capital and reserves			
Called-up share capital	4	100	100
Profit and loss account		(263,647)	(263,647)
Equity shareholders' funds		(263,547)	(263,547)

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 2 to 4 were approved by the board of directors on 26 October 2004 and signed on its behalf by

S. Factor

SM Factor
Director

CITY RESEARCH ASSOCIATES LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the period and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The Board of directors of NFO Worldwide Inc., the ultimate parent undertaking, has indicated that it will provide the financial support necessary to enable the City Research Group plc and its subsidiaries to meet their external liabilities as they fall due.

2 PROFIT AND LOSS ACCOUNT

The company has not been trading during the year or in the prior year and accordingly has not presented a profit and loss account.

3 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	31 December 2003 £	31 December 2002 £
Amounts owed to fellow subsidiary undertakings and fellow group undertakings	263,547	263,547
	263,547	263,547

4 CALLED UP SHARE CAPITAL

	2003 £	2002 £
Authorised:		
Ordinary shares of £1 each	1,000	1,000

	2003 £	2002 £	2003	2002
Allotted, called up and fully paid:				
Ordinary shares of £1 each	100	100	100	100

6 PARENT COMPANY

The Company is a wholly owned subsidiary of City Research Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

INFRATEST BURKE ASIA PACIFIC LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2787385

DIRECTOR, COMPANY SECRETARY AND ADVISORS

Directors	NAG Spackman SM Factor EF Hoefling (appointed 22 July 2003) PSK Wright (appointed 22 July 2003)
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Solicitors	Winward Fearon 35 Bow Street London WC2E 7AU
Registered Office	TNS Westgate London W5 1UA

DIRECTOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The director presents his report on the affairs of the company, together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activity and business review

On 1 January 2001 the business assets and liabilities were transferred to NFO WorldGroup Limited at book value.

The company has not traded since that time.

On 1 January 2002 the intercompany balance with NFO WorldGroup Ltd was converted to an interest free intercompany loan.

Directors and their interests

The directors who served during the period ended 31 December 2003 had no beneficial interest in shares of the company, or any group undertaking, requiring disclosure under section 235 of the Companies Act 1985.

Director's responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

INFRATEST BURKE ASIA PACIFIC LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	2002 £
Current Assets			
Debtors	3	35,340	35,340
Total Current Assets		35,340	35,340
Net assets		35,340	35,340
Capital and reserves			
Called-up share capital	4	50,000	50,000
Profit and loss account		(14,660)	(14,660)
Equity shareholders' funds		35,340	35,340

On 1 January 2001 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 6 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

SM Factor
Director

INFRATEST BURKE ASIA PACIFIC LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The company has taken advantage of the exemption in FRS 1 (revised) from the requirement to prepare a cash flow statement on the grounds that the cash flows of the company are included in the consolidated group cash flow statement of Taylor Nelson Sofres plc, whose accounts are publicly available.

On 1 January 2002 the business assets and liabilities were transferred to NFO WorldGroup Limited at book value.

2 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Auditors' remuneration for the current period and preceding year has been borne by NFO WorldGroup Ltd

3 DEBTORS: AMOUNTS PAYABLE WITHIN ONE YEAR

	2003 £	2002 £
Amounts owed by group undertakings: Inter-company Loan	35,340	35,340

4 CALLED-UP SHARE CAPITAL

	2003 £	2002 £
Authorised:		
100,000 Ordinary shares of £1 each	100,000	100,000
Allotted, called-up and fully paid:		
50,000 Ordinary shares of £1 each	50,000	50,000

INFRATEST BURKE ASIA PACIFIC LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

CITY RESEARCH GROUP LIMITED

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 1368041

CITY RESEARCH GROUP LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report and accounts for the year ended 31 December 2003.

Principal activities and business review

During the year 2001 NFO Worldgroup Limited acted as agent for the company, and accordingly, the debtors and creditors in respect of this company's operations are held within the accounts of NFO Worldgroup Limited.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities transferred to NFO Worldgroup Ltd, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd.

The company did not trade during the year ended 31 December 2003.

Results and dividends

There was no trading activity in the company during the period ended 31 December 2003.

The directors do not recommend the payment of a dividend (2002: £nil).

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors and directors' interests

The directors of the group at the balance sheet date were as follows:

NG Spackman	
S Factor	
E F Hoefling	(appointed 22 July 2003)
P S K Wright	(appointed 22 July 2003)

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

None of the directors had any interests in the share capital of the group at 31 December 2003

By order of the Board

Secretary

26 October 2004

CITY RESEARCH GROUP LIMITED

COMPANY BALANCE SHEET – 31 DECEMBER 2003

	Notes	31 December 2003 £	31 December 2002 £
Current assets			
Debtors	4	71,644	71,644
Net current assets		71,644	71,644
Net assets		71,644	71,644
Capital and reserves			
Called-up share capital	5	55,555	55,555
Share premium account	6	42,445	42,445
Profit and loss account	7	(26,356)	(26,356)
Equity shareholders' funds	8	71,644	71,644

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 3 to 6 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

SM Factor
Director

CITY RESEARCH GROUP LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the period and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The Board of directors of NFO Worldwide Inc., the ultimate parent undertaking, has indicated that it will provide the financial support necessary to enable the City Research Group plc and its subsidiaries to meet their external liabilities as they fall due.

b) Investments

In the company balance sheet, fixed asset investments are shown at cost less provision for impairment.

2 OPERATING PROFIT

The company has not been trading during the year and accordingly has not presented a profit & loss account.

Auditors fees relating to the company have been charged directly to NFO WorldGroup Ltd in the current year.

3 INVESTMENTS

All investments have been fully provided for as at 31 December 2002

The company holds the following investments:

Company	Country of registration of incorporation	Principal activity	Shares held Class	%
City Research Associates Limited	United Kingdom	Non trading	Ordinary	100
Strategic Marketing Limited	United Kingdom	Dormant	Ordinary	100
Applied Research and Communications Limited	United Kingdom	Non trading	Ordinary	100
IQ Research Limited	United Kingdom	Market research	Ordinary	19

4 DEBTORS

	31 December 2003 £	31 December 2002 £
Amounts owed by group undertakings	71,644	71,644
	71,644	71,644

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

5 CALLED UP SHARE CAPITAL

	31 December 2003 £	31 December 2002 £
Authorised:		
Ordinary shares of £1 each	100,000	100,000

	2003 £	2002 £	2003 Number	2002 Number
Allotted, called up and fully paid:				
Ordinary shares of £1 each	55,555	55,555	55,555	55,555

Movement in share capital	2003 £	2002 £
Opening share capital	55,555	55,555
Shares issued during the period	-	-
Closing share capital	55,555	55,555

6 SHARE PREMIUM ACCOUNT

	31 December 2003 £	31 December 2002 £
Opening share premium account	42,445	42,445
Shares issued during the period	-	-
Closing share premium account	42,445	42,445

7 PROFIT AND LOSS ACCOUNT

	31 December 2003 £	31 December 2002 £
Opening	(26,356)	(24,956)
Retained (loss)/profit for the period	-	(1,400)
Closing	(26,356)	(26,356)

8 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' (DEFICIT) / FUNDS

	31 December 2003 £	31 December 2002 £
Opening shareholders' funds	71,644	73,044
(Loss)/profit for the year	-	(1,400)
Closing shareholders' funds	71,644	71,644

9 CONTINGENT LIABILITIES

At the end of the period City Research Group Ltd had an unlimited composite cross guarantee between the company and its subsidiaries.

10 ULTIMATE PARENT UNDERTAKING

The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

NFO WORLDWIDE LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 3161960

NFO WORLDWIDE LIMITED

DIRECTORS' REPORT

Directors	SM Factor NAG Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Secretary	Ian Portal
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Registered Office	TNS Westgate London W5 1UA

NFO WORLDWIDE LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report on the affairs of the company, together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activity and business review

The company was dormant throughout the year.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities (that could be fully verified by the parent company) were transferred to NFO WorldGroup Ltd, a company registered in England.

The company did not trade during the year ended 31 December 2003

Dividends

The directors do not recommend that a dividend be paid (period to 31 December 2002: nil).

Directors and their interests

The directors who served during the year ended 31 December 2003 were as follows:

S M Factor
N A G Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No directors have any interests in group undertakings requiring disclosure under section 235 of the Companies Act 1985 .

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year-ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Ian Portal
Secretary

26 October 2004

NFO WORLDWIDE LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	2002 £
Current assets			
Debtors	4	182,131	182,131
Cash at bank and in hand		243	243
Stock and work in progress		-	-
		182,374	182,374
Creditors: Amounts falling due within one year	5	(2,592,538)	(2,592,538)
Net current liabilities		(2,410,164)	(2,410,164)
Total assets less current liabilities		(2,410,164)	(2,410,164)
Capital and reserves			
Called-up share capital	6	2	2
Profit and loss account	7	(2,410,166)	(2,410,166)
Equity shareholders' deficit	8	(2,410,164)	(2,410,164)

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 7 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

S. Gupta

Director

NFO WORLDWIDE LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

a) Basis of accounting

The company has taken advantage of the exemption in FRS1 (revised) from the requirement to prepare a cash flow statement on the grounds that it is a wholly owned subsidiary undertaking and its cash flows are included in the consolidated cash flow statement of Taylor Nelson Sofres plc., which are publicly available.

b) Turnover

Turnover, which is stated net of value added tax, represents amounts invoiced to third parties, except in respect of long-term contracts were turnover represents the sales value of work done in the period including estimates in respect of amounts not invoiced. Turnover in respect of long-term contracts is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract.

c) Fixed asset investments

All fixed asset investments are stated at cost net of and any provision for impairment.

2 OPERATING PROFIT

The company has not been trading during the year and accordingly has not presented a profit & loss account.

The audit fee for NFO Worldwide Ltd has been borne by NFO WorldGroup Ltd .

3 INVESTMENTS

All fixed asset investments have been fully written down.

The company holds the following investments:

Company	Country of registration of incorporation	Principal activity	Shares held Class	%
City Research Associates Limited	United Kingdom	Non trading	Ordinary	100
Strategic Marketing Limited	United Kingdom	Dormant	Ordinary	100
Applied Research and Communications Limited	United Kingdom	Non trading	Ordinary	100
IQ Research Limited	United Kingdom	Market research	Ordinary	19

4 DEBTORS

	2003 £'000	2002 £'000
Amounts owed by group undertakings	182,131	182,131
	182,131	182,131

NFO WORLDWIDE LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

5 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003 £	2002 £
Amounts owed to group undertakings	2,592,538	2,592,538
	2,592,538	2,592,538

6 CALLED-UP SHARE CAPITAL

	2003 £	2002 £
Authorised:		
1000 ordinary £1 shares	1,000	1,000
Allotted, called-up and fully paid: 2 ordinary £1 shares	2	2

7 PROFIT AND LOSS ACCOUNT

	31 December 2003 £	31 December 2002 £
Opening	(2,410,166)	(2,410,166)
Retained loss for the period	-	-
Closing	(2,410,166)	(2,410,166)

8 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' (DEFICIT) / FUNDS

	31 December 2003 £	31 December 2002 £
Opening shareholders' funds	(2,410,164)	(2,410,164)
Loss for the year	-	-
Closing shareholders' funds	(2,410,164)	(2,410,164)

9 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltung GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 3062384

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

DIRECTORS, COMPANY SECRETARY AND ADVISORS

Directors	S M Factor N A G Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Bankers	Lloyds TSB Corporate & Institutional Banking 6-8 East Cheap London EC2M 1AE
Solicitors	Winward Fearon 35 Bow Street London WC2E 7AU
Registered Office	TNS Westgate London W5 1UA

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report on the affairs of the company, together with the accounts and auditors' report for the twelve month period ended 31 December 2003.

Principal activity and business review

The company is principally engaged as a holding company and has not traded during the year.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities transferred to NFO Worldgroup Ltd, a company registered in England.

The company did not trade in the year ended 31 December 2003

Directors and their interests

The directors who served during the period ended 31 December 2003 were as follows:

S M Factor
N A G Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No directors have any interest in the company, or any group undertaking, requiring disclosure under section 235 of the Companies Act 1985.

No director had, during or at the end of the period, any material interest in a contract which was significant in relation to the company's business.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary 26 October 2004

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	2002 £
Current assets			
Debtors – due within one year	5	44,574	44,574
Cash		-	-
		44,574	44,574
Net assets		44,574	44,574
Capital and reserves			
Called-up share capital	6	318,324	318,324
Share premium	7	284,053	284,053
Capital redemption reserve	7	45,000	45,000
Profit and loss account	7	(602,803)	(602,803)
Equity shareholders' funds	7	44,574	44,574

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 3 to 5 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

S M Factor
Director

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of preparation

The accounts present information about the company as an individual undertaking and not about its group, as the company has taken advantage of the exemption in section 228 of the Companies Act 1985, not to prepare group accounts on the grounds that it is the wholly owned subsidiary of a company that itself is preparing group accounts.

The company has taken advantage of the exemption in FRS1 (revised) from the requirement to prepare a cash flow statement on the grounds that its cash flows are included in the cash flow statement of the ultimate parent company whose financial statements are publicly available.

b) Basis of accounts

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

2 PROFIT AND LOSS ACCOUNT

The company did not trade in the two years ended 31 December 2003 and 31 December 2002. No profit and loss account is therefore presented for the company.

3 DIRECTORS AND EMPLOYEES

No remuneration is paid to directors and employees. Auditors' remuneration is borne by NFO WorldGroup Ltd.

4 FIXED ASSET INVESTMENTS

At 31 December 2003 the company had interests in the following subsidiary undertakings:

Name of subsidiary	Country of registration	Nature of business	Class of share capital held	Proportion held
Public Attitude Surveys Limited	England and Wales	Marketing, industrial and social research	Ordinary	100%
Consumer Insights Limited	England and Wales	Dormant	Ordinary	100% (by subsidiary)
System Three (Scotland) Limited	Scotland	Dormant	Ordinary	100%(by subsidiary)

All fixed asset investments were written down in 1999.

5 DEBTORS

	2003 £	2002 £
Amounts owed by group undertakings	44,574	44,574

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

6 CALLED UP SHARE CAPITAL

	2003 £	2002 £
Authorised:		
373,000 ordinary £1 shares	373,000	373,000
Allotted, called-up and fully paid:		
318,324 ordinary £1 shares	318,324	318,324

7 EQUITY SHAREHOLDERS' FUNDS

	Share capital £	Share premium £	Capital redemption reserve £	Profit and loss account £	Total £
At 31 December 2002	318,324	284,053	45,000	(602,803)	44,574
Loss for the year	-	-	-	-	-
At 31 December 2003	318,324	284,053	45,000	(602,803)	44,574

8 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of Infratest Burke Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

STRATEGIC MARKETING CONSULTANCY LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2439225

STRATEGIC MARKETING CONSULTANCY LIMITED

DIRECTORS' REPORT

Directors	N AG Spackman S M Factor E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Registered Number	2439225
Registered Office	TNS Westgate London W5 1UA
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

STRATEGIC MARKETING CONSULTANCY LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report together with the audited financial statements for the year ended 31 December 2003

Principal activities and review of the business

The company did not trade during the period or the preceding year.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently.. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors and directors' interests

The directors at the balance sheet date were as follows:

N A G Spackman
S M Factor
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

None of the directors had any interests in the share capital of the company at 31 December 2003 or 31 December 2002.

The above directors are also directors of City Research Group plc, the company's parent undertaking and their interests in the shares are disclosed in the directors' report of that company.

By Order of the Board

Secretary

26 October 2004

STRATEGIC MARKETING CONSULTANCY LIMITED

BALANCE SHEET - 31 DECEMBER 2003

	Notes	2003 £	2002 £
Creditors: amounts falling due within one year	2	(162)	(162)
Net current liabilities		(162)	(162)
Net liabilities		(162)	(162)
Capital and reserves			
Called-up share capital	3	100	100
Profit and loss account	4	(262)	(262)
Equity shareholders' deficit	5	(162)	(162)

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 6 were approved by the Board of Directors on 26 October 2004 and signed on its behalf by

S M Factor
Director

STRATEGIC MARKETING CONSULTANCY LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The Board of Directors of NFO Worldwide Inc., the ultimate parent undertaking, has indicated that it will provide the financial support necessary to enable the company to continue to meet its external liabilities as they fall due.

2 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003 £	2002 £
Amounts owed to fellow subsidiary undertakings and fellow group undertakings	162	162
	162	162

3 CALLED-UP SHARE CAPITAL

	2003 £	2002 £
Authorised:		
Ordinary shares of £1 each	1,000	1,000

Allotted, called up and fully paid:

	2003 £	2002 £	2003 Number	2002 Number
Allotted, called up and fully paid				
Ordinary shares of £1 each	100	100	100	100

4 PROFIT AND LOSS ACCOUNT

The company did not trade during the year or the prior year and accordingly has not presented a profit and loss account.

	2003 £	2002 £
At 1 January	(262)	(262)
Loss for the financial period	-	-
	(262)	(262)

STRATEGIC MARKETING CONSULTANCY LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (CONTINUED)

5 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' DEFICIT

	2003 £	2002 £
Opening shareholders' deficit	(162)	(162)
Loss for the financial period	-	-
	(162)	(162)

6 CONTINGENT LIABILITIES

At the end of the period the company had an unlimited composite cross guarantee between its parent company and the other subsidiaries.

7 PARENT COMPANY

The Company is a wholly owned subsidiary of City Research Group Limited, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

PUBLIC ATTITUDE SURVEYS LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 1407911

PUBLIC ATTITUDE SURVEYS LIMITED

DIRECTORS' REPORT

Directors	SM Factor Nigel Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Registered Office	TNS Westgate London W5 1UA
Bankers	Lloyds TSB Bank Plc Corporate & Institutional Banking 6-8 East Cheap London EC2M 1AE
Solicitors	Winward Fearon 35 Bow Street London WC2E 7AU

PUBLIC ATTITUDE SURVEYS LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report on the affairs of the company, together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activity and business review

The company was dormant throughout the year.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities was transferred to NFO Worldgroup Ltd, a company registered in England

The company did not trade during the year ended 31 December 2003

Dividends

The directors do not recommend payment of a dividend (period to 31 December 2002: nil).

Directors and their interests

The directors who served during the period were as follows:

S M Factor
N A G Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No director had, during or at the end of the year, any interest in the shares of the company, or any group undertaking, requiring disclosure under section 235 of the Companies Act 1985.

No director had, during or at the end of the year, any material interest in a contract, which was significant in relation to the company's business.

Disabled employees

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitude of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the company continues and that appropriate training is arranged. It is the policy of the company that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees.

Employee consultation

The company places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the company. This is achieved through formal and informal meetings.

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

PUBLIC ATTITUDE SURVEYS LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	2003	2002
		£	£
Turnover		-	-
Cost of sales		-	-
Gross profit		-	-
Net operating expenses		-	(1,100)
Operating loss	2	-	(1,100)
Interest payable and similar charges		-	-
Loss on ordinary activities before taxation		-	(1,100)
Tax on loss on ordinary activities		-	-
Loss for the financial period		-	(1,100)

There were no other recognised gains or losses other than the results shown in the profit and loss account above.

The notes to the accounts form an integral part of this profit and loss account.

PUBLIC ATTITUDE SURVEYS LIMITED

BALANCE SHEET - 31 DECEMBER 2003

	Notes	20032 £	20032 £
Creditors: Amounts falling due within one year	4	(1,027,431)	(1,027,431)
Net current liabilities		(1,027,431)	(1,027,431)
Net liabilities		(1,027,431)	(1,027,431)
Capital and reserves			
Called-up share capital	5	23,793	23,793
Profit and loss account	6	(1,051,224)	(1,051,224)
Equity shareholders' funds	6	(1,027,431)	(1,027,431)

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 5 to 8 were approved by the board of directors on 26 October..... 2004 and signed on its behalf by:

S M Factor
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

a) Basis of accounting

The principal accounting policies are summarised below. They have all been applied consistently throughout the period and the preceding year.

The company has taken advantage of the exemption in FRS1 (revised) from the requirement to prepare a cash flow statement on the grounds that it is a wholly owned subsidiary undertaking and its cash flows are included in the consolidated cash flow statement of Taylor Nelson Sofres plc, which are publicly available.

The company has not prepared consolidated accounts as it has taken advantage of an exemption afforded to it by section 228 of the Companies Act 1985 for intermediate holding companies.

b) Turnover

Turnover, which is stated net of value added tax, represents amounts invoiced to third parties, except in respect of long term contracts, where turnover represents the sales value of work done in the period, including estimates in respect of amounts not invoiced. Turnover in respect of long term contracts is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract.

c) Investments

Investments held as fixed assets are stated at cost less provision for any impairment, where appropriate.

2 OPERATING LOSS

The operating loss is stated after charging:

	2003 £	2002 £
Impairment of fixed asset investments	-	1,100

Auditors' remuneration for the current period has been borne by NFO WorldGroup Ltd

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

3 FIXED ASSET INVESTMENTS

	2003 £	2002 £
Subsidiary undertakings	-	-

Fixed asset investments have been fully provided for in 2002.

At 31 December 2003 the company had interests in the following subsidiary undertakings:

Name of subsidiary	Country of registration	Class of share capital held	Nature of business	Proportion held
Infratest Burke Core Company Limited	England and Wales	Ordinary	Dormant	100%
System Three (Scotland) Limited	Scotland	Ordinary	Dormant	100%

4 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003 £	2002 £
Amounts owed to group undertakings	1,027,431	1,027,431
	1,027,431	1,027,431

5 CALLED-UP SHARE CAPITAL

	2003 £	2002 £
Authorised 150,695 ordinary shares of £1 each	150,695	150,695
Authorised, allotted, called-up and fully-paid 23, 793 ordinary shares of £1 each	23,793	23,793

6 RECONCILIATION OF SHAREHOLDERS' FUNDS/(DEFICIT) AND MOVEMENTS ON RESERVES

	Share capital £	Profit and loss account £	Total shareholders' deficit £
Shareholders' deficit at 31 December 2002	23,793	(1,051,224)	(1,027,431)
Loss for the financial year	-	-	-
Shareholders' deficit at 31 December 2003	23,793	(1,051,224)	(1,027,431)

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

7 FINANCIAL COMMITMENTS

At 31 December 2003 the company had no annual commitments under non-cancellable operating leases.

8 ULTIMATE PARENT COMPANY

The Company is a wholly owned subsidiary of Public Attitude Surveys Holdings Ltd which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

NFO EUROPEAN ACCESS PANELS LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2405349

NFO EUROPEAN ACCESS PANELS LIMITED

DIRECTORS' REPORT

Directors	S M Factor N A G Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Registered Office	TNS Westgate London W5 1UA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report on the affairs of the company, together with the accounts and auditors' report for the twelve month period ended 31 December 2003.

Principal activity and business review

The company was dormant throughout the year.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities was transferred to NFO Worldgroup Limited, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd.

No trading activity took place in the company during 2003.

Dividends

The directors do not recommend that a dividend be paid (period to 31 December 2002: nil).

Directors and their interests

The directors who served during the period ended 31 December 2003 were as follows:

S M Factor
NAG Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No directors have any interests in group undertakings requiring disclosure under section 235 of the Companies Act 1985 (year ended 31 December 2002 – none).

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

NFO EUROPEAN ACCESS PANELS LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	2002 £
Creditors: Amounts falling due within one year	3	(742,164)	(742,164)
Net current liabilities		(742, 164)	(742,164)
Total assets less current liabilities		(742,164)	(742,164)
Capital and reserves			
Called-up share capital	4	150,000	150,000
Profit and loss account	5	(892,164)	(892,164)
Equity shareholders' deficit	5	(742,164)	(742,164)

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 6 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

S. Factor

SM Factor
Director

The accompanying notes are an integral part of the balance sheet

1 ACCOUNTING POLICIES

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

a) Basis of accounting

The company has taken advantage of the exemption in FRS1 (revised) from the requirement to prepare a cash flow statement on the grounds that it is a wholly owned subsidiary undertaking and its cash flows are included in the consolidated cash flow statement of Taylor Nelson Sofres plc., which are publicly available.

2 PROFIT & LOSS ACCOUNT

The company has not been trading during the year or in the prior year and accordingly has not presented a profit & loss account.

3 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003 £	2002 £
Amounts owed to group undertakings	(742,164)	(742,164)

4 CALLED-UP SHARE CAPITAL

	2003 £	2002 £
Authorised:		
300,000 ordinary £1 shares	300,000	300,000
Allotted, called-up and fully paid:		
150,000 ordinary £1 shares	150,000	150,000

5 RECONCILIATION OF SHAREHOLDERS' DEFICIT AND MOVEMENT IN RESERVES

	Share capital £	Profit and loss account £	Total £
At 31 December 2002	150,000	(892,164)	(742,164)
Profit for the financial period	-	-	-
At 31 December 2003	150,000	(892,164)	(742,164)

6 COMMITMENTS

The company had no ongoing commitments under non-cancellable operating leases at 31 December 2003 (2002: nil).

7 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

MARKETING BLUEPRINT LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 03001084

MARKETING BLUEPRINT LIMITED

DIRECTORS' REPORT

Directors	S Factor Nigel Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Registered Number	03001084
Registered Office	TNS Westgate London W5 1UA
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Solicitors	Winward Fearon & Co 35 Bow Street London WC2E 7AU

MARKETING BLUEPRINT LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report together with the audited financial statements for the year ended 31 December 2003.

Principal activity and business review

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO Worldgroup Ltd, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd

There was no trading activity in the company during the period ended 31 December 2003

Directors

No directors who served during the year held any beneficial interests in the company's issued share capital.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

MARKETING BLUEPRINT LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors	3	301,064	301,064
		301,064	301,064
Net current assets		301,064	301,064
Net assets		301,064	301,064
Capital and reserves			
Called-up share capital	4	10,000	10,000
Profit and loss account	5	291,064	291,064
Shareholders' funds	6	301,064	301,064

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

These financial statements were approved by the Board on 26 October 2004 and signed on its behalf by:

S M Factor
Director

The accompanying notes are an integral part of the balance sheet.

MARKETING BLUEPRINT LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of accounting

The financial statements have been prepared under the historical cost convention.

2 PROFIT & LOSS ACCOUNT

The company did not trade in the two years ended 31 December 2003 and 31 December 2002. Therefore no profit and loss account is presented for the company.

3 DEBTORS

	2003 £	2002 £
Amounts owed by group undertakings	301,064	301,064
	301,064	301,064

4 SHARE CAPITAL

	2003 £	2002 £
Authorised equity shares		
10,000 Ordinary shares of £1 each	10,000	10,000
Allotted equity shares 10,000 Allotted, called up and fully paid ordinary shares of £1 each	10,000	10,000

5 RESERVES

	2003 £	2002 £
At 1 January	291,064	291,064
Profit for the year	-	-
At 31 December 2000	291,064	291,064

6 RECONCILIATION OF SHAREHOLDERS' FUNDS

	2003 £	2002 £
(Loss)/Profit for the financial year	-	-
(Decrease)/Increase in shareholders' funds	-	-
Opening shareholders' funds	301,064	301,064
Closing shareholders' funds	301,064	301,064

7 HOLDING COMPANY

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

MARKET BEHAVIOUR LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 1445214

MARKET BEHAVIOUR LIMITED

DIRECTORS' REPORT

Directors	S M Factor N A G Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Registered Number	1445214
Registered Office	TNS Westgate London W5 1UA
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Solicitors	Winward Fearon & Co 35 Bow Street London WC2E 7AU

MARKET BEHAVIOUR LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report together with the audited financial statements for the year ended 31 December 2003.

Principal activities

The company's principal activities were those of market research and marketing consultancy.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO Worldgroup Ltd, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd

There was no trading activity in the company during the period ended 31 December 2003.

Directors

The directors who served during the period ended 31 December 2003 were as follows:

SM Factor
NAG Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No director who served during the year had any interest in the company's shares during the year.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

MARKET BEHAVIOUR LIMITED

BALANCE SHEET - 31 DECEMBER 2003

	Notes	2003 £	2002 £
Current assets			
Debtors	3	1,072,067	1,072,067
		1,072,067	1,072,067
Net current assets		1,072,067	1,072,067
Net assets		1,072,067	1,072,067
Capital and reserves			
Called-up share capital	4	100	100
Profit and loss account	5	1,071,967	1,071,967
Shareholders' funds	6	1,072,067	1,072,067

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

These financial statements were approved by the Board of Directors on 26 October 2004 and signed on its behalf by:

SM Factor
Director

The accompanying notes are an integral part of this balance sheet.

MARKET BEHAVIOUR LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of accounting

The financial statements have been prepared under the historical cost convention.

2 PROFIT & LOSS ACCOUNT

The company has not been trading during the year or in the prior year and accordingly has not presented a profit & loss account.

3 DEBTORS

	2003 £	2002 £
Amounts owed by group undertakings	1,072,067	1,072,067
	1,072,067	1,072,067

4 SHARE CAPITAL

	2003 £	2002 £
Authorised equity shares 100 Ordinary shares of £1 each	100	100
Allotted equity shares 100 Allotted, called up and fully paid ordinary shares of £1 each	100	100

5 RESERVES

	2003 £	2002 £
At 1 January 2003	1,071,967	1,071,967
Profit for the year	-	-
At 31 December 2003	1,071,967	1,071,967

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

6 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	2003 £	2002 £
Profit for the financial year	-	-
Increase in shareholders' funds	-	-
Opening shareholders' funds	1,072,067	1,072,067
Closing shareholders' funds	1,072,067	1,072,067

7 HOLDING COMPANY

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

APPLIED RESEARCH AND COMMUNICATIONS LIMITED

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 1715165

APPLIED RESEARCH AND COMMUNICATIONS LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report and accounts for the year ended 31 December 2003.

Principal activities and review of the business

The company did not trade during the current or the preceding year.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors and directors' interests

The directors at the balance sheet date were as follows:

NAG Spackman	
S Factor	
E F Hoefling	(appointed 22 July 2003)
P S K Wright	(appointed 22 July 2003)

No directors have any interest in the company, or any group undertaking, requiring disclosure under section 235 of the Companies Act 1985.

No director had, during or at the end of the period, any material interest in a contract which was significant in relation to the company's business.

By order of the Board

Secretary

26 October 2004

APPLIED RESEARCH AND COMMUNICATIONS LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	31 December 2003 £	31 December 2002 £
Current assets			
Debtors	3	84,686	84,686
		84,686	84,686
Net assets		84,686	84,686
Capital and reserves			
Called-up share capital	4	5,000	5,000
Profit and loss account	5	79,686	79,686
Equity shareholders' funds	6	84,686	84,686

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

The accounts on pages 3 to 5 were approved by the board of directors on 26 October 2004 and signed on its behalf by

SM Factor
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the period and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

b) Cash flow statement

The company has taken advantage of an exemption available under FRS1 (revised) not to prepare a cash flow statement, on the grounds that its cashflows are included in the consolidated cash flow statement prepared by its ultimate parent company whose accounts are publicly available.

2 PROFIT AND LOSS ACCOUNT

The company did not trade during the year or the prior year and accordingly has not presented a profit and loss account.

3 DEBTORS

	Year ended 31 December 2003 £	Year ended 31 December 2002 £
Amounts owed by fellow group undertakings	84,686	84,686
	84,686	84,686

4 CALLED UP SHARE CAPITAL

	Year ended 31 December 2003 £	Year ended 31 December 2002 £
Authorised:		
Ordinary shares of £1 each	5,000	5,000

	2003 £	2002 £	2003 Number	2002 Number
Allotted, called up and fully paid:				
Ordinary shares of £1 each	5,000	5,000	5,000	5,000

5 PROFIT AND LOSS ACCOUNT

	Year ended 31 December 2003 £	Year ended 31 December 2002 £
At 1 January	79,686	79,686
Loss for the financial period	-	-
At 31 December	79,686	79,686

6 RECONCILIATION OF MOVEMENT ON SHAREHOLDERS' FUNDS

	Year ended 31 December 2003 £	Year ended 31 December 2002 £
Opening shareholders' funds	84,686	84,686
Profit for the financial period	-	-
Closing shareholders' funds	84,686	84,686

7 RELATED PARTIES

City Research Associates Limited, being a wholly owned subsidiary undertaking, has taken advantage of the exemptions available to it under FRS8, with respect to the disclosure of transactions between group companies.

8 PARENT COMPANY

The Company is a wholly owned subsidiary of City Research Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

INFRATEST BURKE LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2136155

INFRATEST BURKE LIMITED

COMPANY INFORMATION

Directors	S M Factor N A G Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Solicitors	Winward Fearon 35 Bow Street London WC2E 7AU
Registered Office	TNS House Westgate London W5 1UA

INFRATEST BURKE LIMITED

DIRECTOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report on the affairs of the company, together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activities and review of the business

The company did not trade during the current or the preceding year.

On 1 January 2002 the inter-company debt with NFO WorldGroup Ltd was converted into an interest free inter-company loan.

Directors' and directors' interests

The directors who served during the period were as follows:

S M Factor
N A G Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

The company is a wholly owned subsidiary of Infratest Burke Group Limited.

No directors had any interest in the shares of group undertakings requiring disclosure under section 235 of the Companies Act 1985. No remuneration is paid to directors.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

INFRATEST BURKE LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	2002 £
Current assets			
Debtors	3	13,031	13,031
Net current assets		13,031	13,031
Net assets		13,031	13,031
Capital and reserves			
Called-up share capital	4	10,000	10,000
Profit and loss account		3,031	3,031
Shareholders' funds – equity interests		13,031	13,031

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 3 to 4 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

S M Factor
Director

INFRATEST BURKE LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The company has taken advantage of the exemption in FRS 1 (revised) from the requirement to prepare a cash flow statement on the grounds that its cash flows are included in the consolidated cash flow statement prepared by its ultimate parent company whose accounts are publicly available.

2 PROFIT AND LOSS ACCOUNT

The company did not trade during the year or the prior year and accordingly has not presented a profit and loss account.

3 DEBTORS

	2003	2002
	£	£
Amounts due from group companies – intercompany loan	13,031	13,031

4 CALLED-UP SHARE CAPITAL

	2003	2002
	£	£
Authorised, allotted, called-up and fully paid		
10,000 Ordinary shares of £1 each	10,000	10,000

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of Infratest Burke Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

INFRATEST BURKE GROUP LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2127788

INFRATEST BURKE GROUP LIMITED

DIRECTOR, COMPANY SECRETARY AND ADVISORS

Directors	S M Factor N A G Spackman E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Solicitors	Winward Fearon 35 Bow Street London WC2E 7AU
Registered Office	TNS Westgate London W5 1UA

INFRATEST BURKE GROUP LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report on the affairs of the company and the group, together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activity and business review

The group's principal activity was that of supplying market research services.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities was transferred to NFO Worldgroup Limited, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd

There was no trading activity in the company during the period ended 31 December 2003

Employees

Applications for employment by disabled persons are always fully considered, bearing in mind the respective aptitudes and abilities of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the company continues and the appropriate training is arranged. It is the policy of the company that the training, career development and promotion of a disabled person should, as far as possible, be identical to that of a person who does not suffer from a disability.

Consultation with employees or their representatives has continued at all levels, with the aim of ensuring that views are taken into account when decisions are made that are likely to affect their interests and that all employees are aware of the financial and economic performance of their business units and of the company as a whole. Communication with all employees continues through the house newspaper and newsletters, briefing groups and the distribution of the annual report.

Directors and their interests

The directors who served during the period ended 31 December 2003 were as follows:

S M Factor
N A G Spackman
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No director has any interest in the shares of group undertakings requiring disclosure under the Companies Act 1985.

INFRATEST BURKE GROUP LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Secretary

26 October 2004

INFRATEST BURKE GROUP LIMITED

COMPANY BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £	2002 £
Fixed assets			
Investments	3	54,574	54,574
		54,574	54,574
Current assets			
Debtors	4	746,233	746,233
Net current assets /(liabilities)		746,233	746,233
Net assets		800,807	800,807
Capital and reserves			
Called-up share capital	5	2,000,000	2,000,000
Profit and loss account	6	(1,199,193)	(1,199,193)
Shareholders' funds – equity interests	7	800,807	800,807

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 5 to 8 were approved by the board of directors on 26 October 2004 and signed on its behalf by:

S M Factor

S M Factor
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards and on a going concern basis, which assumes the continued support of the company's immediate parent undertaking.

b) Turnover

Turnover, which is stated net of value added tax, represents amounts invoiced to third parties, except in respect of long-term contracts where turnover represents the sales value of work done in the period, including estimates in respect of amounts not invoiced. Turnover in respect of long term contracts is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract.

c) Investments

In the company balance sheet, fixed asset investments are shown at cost less provision for impairment.

d) Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of the Interpublic Group of Companies Inc., and is included in the consolidated financial statements of the Interpublic Group of Companies Inc., which are publicly available. Consequently the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Statement 1 (revised 1996). The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions that are part of the group.

2 PROFIT & LOSS ACCOUNT

The company has not been trading during the year or in the prior year and accordingly has not presented a profit & loss account.

3 FIXED ASSET INVESTMENTS

Company	**2003** **£**	**2002** **£**
Cost at beginning of period	54,574	3,137,427
Provision for impairment	-	(3,082,853)
	54,574	54,574

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

Details of the investments in which the company directly holds 20% or more of the nominal value of any class of share capital are as follows:

Name of company	Holding	Nature of business	%
Subsidiary undertaking			
Infratest Burke Limited	Ordinary shares	Market research	100
Public Attitude Surveys Holdings Limited	Ordinary shares	Market research	100

All subsidiary undertakings are incorporated in the United Kingdom.

4 DEBTORS

	2003 £	2002 £
Amounts owed by other group undertakings	746,233	746,233
	746,233	746,233

5 CALLED UP SHARE CAPITAL

	2003 £	2002 £
Authorised		
2,000,000 Ordinary shares of £1 each	2,000,000	2,000,000
Allotted, called-up and fully paid		
2,000,000 Ordinary shares of £1 each	2,000,000	2,000,000

6 PROFIT AND LOSS ACCOUNT

	£
At beginning of year	(1,199,193)
Loss for the year	-
At end of year	(1,199,193)

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

7 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	2003 £	2002 £
Opening shareholders' funds	800,807	3,883,660
Loss (profit) for year	-	(3,082,853)
Closing shareholders' funds	800,807	800,807

8 CONTINGENT LIABILITIES

There were no contingent liabilities at either year-end.

9 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

BJM RESEARCH AND CONSULTANCY LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 1113373

DIRECTORS' REPORT

Directors	N A G Spackman S M Factor E F Hoefling (appointed 22 July 2003) P S K Wright (appointed 22 July 2003)
Company Number	1113373
Registered Office	TNS Westgate London W5 1UA
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Solicitors	Winward Fearon & Co 35 Bow Street London WC2E 7AU
Bankers	Barclays Bank plc London Corporate Banking 50 Pall Mall, PO Box 15161 London SW1A 1QA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report together with the audited financial statements for the year ended 31 December 2003.

Principal activities

The company was dormant throughout the year.

Results and review of business

The results for the year are set out in the profit and loss account on page 5.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities was transferred to NFO Worldgroup Limited, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd

There was no trading activity in the company during the period ended 31 December 2003

Dividends

The directors do not recommend a dividend (2002: nil).

Directors

The directors who served during the year were as follows:

N A G Spackman
S. M Factor
E F Hoefling (appointed 22 July 2003)
P S K Wright (appointed 22 July 2003)

No director who served during the year had any interest in the company's shares during their term of office.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Secretary

26 October 2004

BJM RESEARCH AND CONSULTANCY LIMITED

BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £'000	2002 £'000
Current assets			
Debtors	3	3,465	3,465
Cash at bank and in hand		-	-
		3,465	3,465
Creditors: Amounts falling due within one year		-	-
Net current assets		3,465	3,465
Total assets less current liabilities		3,465	3,465
Capital and reserves			
Called-up share capital	4	100	100
Share premium account	5	96	96
Other reserves	5	339	339
Profit and loss account	5	2,930	2,930
Shareholders' funds – equity	6	3,465	3,465

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

These financial statements were approved by the Board of Directors on 26 October 2004 and signed on its behalf by:

S. Factor

SM Factor
Director

BJM RESEARCH AND CONSULTANCY LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

a) Basis of accounting

The financial statements have been prepared under the historical cost convention.

2 PROFIT & LOSS ACCOUNT

The company has not been trading during the year or in the prior year and accordingly has not presented a profit & loss account.

3 DEBTORS

	2003 £'000	2002 £'000
Amounts owed by group undertakings : Intercompany Loan	3,465	3,465
	3,465	3,465

4 SHARE CAPITAL

	2003 £'000	2002 £'000
Authorised equity shares		
100,000 Ordinary shares of £1 each	100	100
100,000 'A' ordinary redeemable shares of £1 each	100	100
Allotted equity shares		
100,000 Ordinary shares of £1 each	100	100

5 RESERVES

	Share premium account £'000	Capital redemption reserve fund £'000	Profit and loss account £'000
At 1 January 2003	96	339	2,930
Profit for the year	-	-	-
At 31 December 2003	96	339	2,930

6 RECONCILIATION OF SHAREHOLDERS' FUNDS

	2003 £'000	2002 £'000
Profit for the financial year	-	-
Opening shareholders' funds	3,465	3,465
Closing shareholders' funds	3,465	3,465

7 HOLDING COMPANY

The ultimate controlling entity as at 31 December 2003 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		11:40 28 Oct 04		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 27 October 2004 from The Capital Group Companies, Inc., on behalf of its affiliates including Capital In Trust Company and Capital International Limited of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 27,933,978 ordinary shares of 5p each in TNS, representing 6.263% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of in

Affiliates and Names of Registered Holders

Capital International S.A, 69,100
Citibank London 69,100

Capital International, Inc., 257,213
State Street Nominees Limited 87,000
Chase Nominees Limited 170,213

Capital Guardian Trust Company 4,937,400
State Street Nominees Limited 229,100
Chase Nominees Limited 4,264,500

Midland Bank plc 443,800

Capital International Limited 22,670,265
State Street Nominees Limited 210,500
Bank of New York Nominees 6,916,800
Northern Trust 1,828,900
Chase Nominees Limited 3,534,900
Midland Bank plc 117,200
Bankers Trust 220,000
Barclays Bank 94,300
Morgan Guaranty 402,300
Nortrust Nominees 4,714,200
State Street Bank & Trust Co 990,400
Deutsche Bank AG 1,610,936
HSBC Bank plc 1,399,100
Mellon Bank N.A. 254,900
Northern Trust AVFC 175,429
Bank One London 200,400

-

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Replac
Taylor Nelson Sofres PLC	Holding(s) in Company		15:36 26 Oct 04	

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 25 October 2004 from Fidelity Investments on behalf FMR Corp. & its direct and indirect subsidiaries and Fidelity International Limited & its direct and indire subsidiaries, both being non-beneficial holders, of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 42,085,184 ordinary shares of 5p each in TNS, representing 9.436% of tl total issued share capital of TNS.

Shares Held	Management Company	Nominee/Registered Name
379,800	Fidelity International Limited	Bank of New York Brussels
6,537,731	Fidelity International Limited	Bank of New York London
428,300	Fidelity International Limited	Brown Brothers Harriman
1,797,810	Fidelity International Limited	Chase Manhattan Bank London
179,600	Fidelity International Limited	Citibank
255,860	Fidelity International Limited	Deutsche Bank
510,920	Fidelity International Limited	HSBC Client Limited
1,372,749	Fidelity International Limited	JP Morgan
268,600	Fidelity International Limited	Mellon Bank
565,071	Fidelity International Limited	Morgan Stanley
3,893,740	Fidelity International Limited	Northern Trust
1,098,915	Fidelity International Limited	Nortrust Nominees Ltd
261,078	Fidelity International Limited	State Street Bank & Trust
1,023,600	Fidelity International Limited	State Street Nominees Ltd
7,421,272	Fidelity Investment Services Ltd	Chase Manhattan Bank London
1,624,150	Fidelity Investment Services Ltd	Chase Nominees Ltd
841,821	Fidelity Investment Services Ltd	JP Morgan
8,652,754	Fidelity Management & Research Company	Chase Nominees Limited
1,790,333	Fidelity Management & Research Company	HSBC
1,407,080	Fidelity Management & Research Company	JP Morgan Chase
24,400	Fidelity Management & Research Company	State Street Bank & Trust
22,500	Fidelity Management Trust Company	Chase Nominees Ltd
29,100	Fidelity Management Trust Company	Mellon Bank
28,900	Fidelity Management Trust Company	State Street Nominees Ltd
750,400	Fidelity Pension Management	Bank of New York London
325,600	Fidelity Pension Management	Citibank
50,200	Fidelity Pension Management	Deutsche Bank

183,100	Fidelity Pension Management	HSBC
359,800	Fidelity Pension Management	Mellon Nominees Ltd
42,085,184		**Grand Total Ordinary Shares**

-

END

status list

View Announcement

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		16:11 25 Oct 04		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 22 October 2004 from The Capital Group Companies, Inc., on behalf of its affiliates including Capital In Trust Company and Capital International Limited of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 24,879,814 ordinary shares of 5p each in TNS, representing 5.579% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of ii

Affiliates and Names of Registered Holders

Capital International S.A, 69,100
Citibank London 69,100

Capital International, Inc., 257,213
State Street Nominees Limited 87,000
Chase Nominees Limited 170,213

Capital Guardian Trust Company 4,937,400
State Street Nominees Limited 229,100
Chase Nominees Limited 4,264,500

Midland Bank plc 443,800

Capital International Limited 19,616,101
State Street Nominees Limited 165,200
Bank of New York Nominees 6,060,500
Northern Trust 1,606,300
Chase Nominees Limited 2,863,400
Midland Bank plc 102,100
Bankers Trust 190,700
Barclays Bank 82,400
Morgan Guaranty 362,200
Nortrust Nominees 4,129,500
State Street Bank & Trust Co 866,500
Deutsche Bank AG 1,386,836
HSBC Bank plc 1,246,165
Mellon Bank N.A. 223,400
Northern Trust AVFC 152,900
Bank One London 178,000

END

---

status list

London STOCK EXCHANGE

RNS The company news service from the London Stock Exchange

Last Refre
15:40 Tue, Oct 2

Help | London Stock Exchange Home

Taylor Nelson Sofres RNS Announcement Status List

New RNS Announcement | New RNS Reach Announcement | Templates | Change Password | Refresh | Log Off

RNS | Copyback 1 | Unsubmitted 1 | Submitted 1 | RNS Reach | Copyback 1 | Unsubmitted 1 | Submitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
4967E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	15:36 26 Oct 04			Replace
4505E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:11 25 Oct 04			Replace
2461E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:02 19 Oct 04			Replace
1394E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:18 15 Oct 04			Replace
6929D	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:09 4 Oct 04			Replace
6164D	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	15:55 1 Oct 04			Replace

Back to top of p

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

26 October 2004

Dear Sir/Madam

S R Packaging Limited. Reg. no- 2763673
Annual return for the period ended 11 November

TNS Dollar Finance Limited (previously TNS (Theta) Limited) . Reg. no- 4554166
Annual return for the period ended 4 October 2004

Please find enclosed completed annual return (363s) for the above-named companies together with a cheque for £30.00 being the filing fee due for the above companies. Please note that since the From 363 was sent out TNS (Theta) Limited has changed its company name on the 19 October 2004 to TNS Dollar Finance Limited.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

x:\users\companysecretarial 040101\companies house\041026_fonn 363s.doc

Companies House
— for the record —

Company Name
~~TNS (THETA) LIMITED~~
TNS Dollar Finance Limited

Company Type
Private Company Limited By Shares

Company Number
4554166

Information extracted from Companies House records on 11th September 2004

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 4554166/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7487 Other business activities	**SIC CODE** **Description**

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND **Date of birth** 23/08/1959 **Nationality** British **Occupation** Group Company Secretary	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Group Legal Adviser	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Company Number - 4554166

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 4554166

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 25/10/2004

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *4/10/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **4th October 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernoand

Telephone number *inc code* 0208 9672230

Address
TNS House
Westgate
London

Postcode W5 1U4

DX number *if applicable*

DX exchange

Companies House

— for the record —

Company Name

S R PACKAGING LTD.

Company Type

Private Company Limited By Shares

Company Number

2763673

Information extracted from Companies House records on 10th October 2004

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 2763673/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7011 Development & sell real estate	**SIC CODE** **Description** ____ ____ ____ ____

Company Number - 2763673

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name Paul Simon Kent WRIGHT	Name ____
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address Less Rigg, Green North Road Jordans, Beaconsfield, Buckinghamshire, HP9 2SX	Address ____ ____ ____
	UK Postcode ____ ___
Date of birth 02/12/1957	Date of birth __ / __ / ____
Nationality British	Nationality ____
Occupation Solicitor	Occupation ____
	Date of change __ / __ / ____
	Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Company Number 2763673

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary — *Number* 2	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2763673

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2763673

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name Paul Simon Kent WRIGHT	Name ______
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address Less Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	Address ______ ______ ______
	UK Postcode ____ ___
Date of birth 02/12/1957	Date of birth __ / __ / ____
Nationality British	Nationality ______
Occupation Solicitor	Occupation ______
	Date of change __ / __ / ____
	Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Company Number - 2763673

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 6 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Paul DUCAT **Address** 30 Victoria Mews Earlsfield London SW18 3PY **Date of birth** 09/03/1964 **Nationality** British **Occupation** Finance Dir	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Stephen Paul DUCAT ceased to be director (if applicable) __ / __ / ____

Companies House

— for the record —

Company Name

& R PACKAGING LTD.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2763673

Information extracted from Companies House records on

10th October 2004

Section 1: Company details

Ref: 2763673/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	The House Westgate London W5 1UA	Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7011 Development & sell real estate	**SIC CODE** **Description** ⌞⌞⌞⌞ ______ ⌞⌞⌞⌞ ______ ⌞⌞⌞⌞ ______ ⌞⌞⌞⌞ ______

mpany Number - 2763673

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 26/10/2009

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to 11/11/2004

If you are making this return up to an earlier date, please give the date here __/__/____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th November 2005** please give the new date here: __/__/____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Docum
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: TNS House
Westgate
London

DX number *if applicable*: ______

DX exchange: ______

15 11/A

tns™

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

29 October 2004

Dear Sir/Madam

Company Name	**Registered No.**
The MBL Group Limited	**2077760**

I enclose a copy annual report for the year ended 31 December 2003, in connection with the above-named company in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

x:\users\companysecretarial 040101\companies house\041029_(various a r&a).doc

THE MBL GROUP LIMITED

(formerly The MBL Group PLC)

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Registered number: 2077760

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

DIRECTORS' REPORT

Directors	N Spackman S Factor E Hoefling (appointed 22 July 2003) P Wright (appointed 22 July 2003)
Secretary	IJ Portal (appointed 22 July 2003) R McLaurin (resigned 22 July 2003)
Company Number	2077760
Registered Office	TNS House Westgate London W5 1AU
Solicitors	Winward Fearon & Co 35 Bow Street London WC2E 7AU
Bankers	Barclays Bank plc London Corporate Banking 50 Pall Mall, PO Box 15161 London SW1A 1QA

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

The directors present their report and accounts for the year ended 31 December 2003.

On 11 June 2003 the company re-registered under the Companies Act 1985 as a private company.

Principal activities and business review

During the year 2001 NFO Worldgroup Limited acted as agent for the company, and accordingly, the debtors and creditors in respect of this company's operations are held within the accounts of NFO Worldgroup Limited.

On 1 January 2002, following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities transferred to NFO Worldgroup Ltd, a company registered in England.

Assets and liabilities were transferred at net book value, settlement being by way of an interest free loan between the company and NFO WorldGroup Ltd.

Results and dividends

There was no trading activity in the company during the period ended 31 December 2003.

The directors do not recommend the payment of a dividend (2002: £nil).

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors and directors' interests

The directors of the company are shown on page 1.

None of the directors had any interests in the share capital of the group at 31 December 2003

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

Research & Development

The company has not undertaken any research and development activity during the year.

By order of the Board

IJ Portal

October 2004

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

COMPANY BALANCE SHEET – 31 DECEMBER 2003

	Notes	2003 £'000	2002 £'000
Fixed assets			
Investments	3	612	612
Current assets			
Debtors		-	-
Cash at bank and in hand		-	-
		-	-
Creditors: Amounts falling due within one year	4	(153)	(153)
Net current (liabilities)/assets		(153)	(153)
Total assets less current liabilities		459	459
Provisions for liabilities	5	(23)	(23)
Net assets		436	436
Capital and reserves			
Called-up share capital	6	100	100
Profit brought forward	7	336	336
Retained profit/(loss) for the year		-	-
Shareholders' funds – equity	8	436	436

On 1 January 2002 following a review and reorganisation of the UK business interests of NFO Worldwide Inc, the company's ultimate parent company, the entire business of the company including all assets (except investments) and liabilities transferred to NFO WorldGroup Limited, a company registered in England.

The company did not trade in the year ended 31st December 2003.

For the year ended 31st December 2003 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and
ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 8 were approved by the board of directors on October 2004 and signed on its behalf by:

S Factor

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

1 ACCOUNTING POLICIES

The principal accounting policies are summarised below. They have all been applied consistently throughout the period and the preceding year.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The Board of directors of Taylor Nelson Sofres plc., the ultimate parent undertaking, has indicated that it will provide the financial support necessary to enable the MBL Group Limited and its subsidiaries to meet their external liabilities as they fall due.

b) Investments

In the company balance sheet, fixed asset investments are shown at cost less provision for impairment.

2 OPERATING PROFIT

The company has not been trading during the year and accordingly has not presented a profit & loss account.

Auditors fees relating to the company have been charged directly to NFO WorldGroup Ltd in the current year.

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003

3 INVESTMENTS

At 31 December 2003 the company had the following principal subsidiary undertakings:

Name of company	Country of incorporation and principal place of business	Nature of business	Proportion of nominal value of ordinary shares held
Market Behaviour Ltd	England	Market research	82%
BJM Research and Consultancy Ltd	England	Market research	70%
Marketing Blueprint Ltd	England	Market research	75%
NFO Asia Pacific Limited	Hong Kong	Holding company	71.25%
NFO (Hong Kong) Ltd	* Hong Kong	Market research	49.88%
NFO (International) Ltd	* Hong Kong	Market research	51.65%
Consensus – MBL Ltd	* Hong Kong	Market research	49.88%
NFO (Thailand) Ltd	* Thailand	Market research	71.25%
Market Behaviour (Vietnam) Ltd	* Hong Kong	Market research	57%
Market Behaviour (Malaysia) Ltd	* Hong Kong	Dormant	71.25%
NFO (Taiwan) Ltd	* Hong Kong	Market research	54.15%
Market Behaviour (Thailand) Ltd	* Hong Kong	Market research	49.88%
NFO Trends Inc	* Philippines	Market research	71.25%
NFO (Singapore) Pte Ltd	* Singapore	Market research	49.88%
PT Continental Sentratama Surveys	* Indonesia	Market research	71.25%
NFO Worldgroup (Malaysia) Sdn Bhd	* Malaysia	Market research	67.69%
NFO China Ltd	* Hong Kong	Dormant	62.34%
Market Behaviour (Shanghai) Ltd	* China	Dormant	71.25%
China Market Investigation Company Limited	* Hong Kong	Dormant	60.56%
NFO MBL India(P) Ltd	India	Market research	51%
NFO Market Behaviour Lanka (PVT) Limited	Sri Lanka	Market research	38.75%

* Held indirectly by the company through NFO Asia Pacific Limited

The proportion of nominal value of shares held also represents the proportion of voting rights held by the group in its respective subsidiary undertaking.

At 31 December 2003 the company had the following principal associated undertakings:

Name of company	Country of incorporation and principal place of business	Nature of business	Proportion of nominal value of ordinary shares held
Merac WLL	Bahrain	Market research	42%

4 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2003 £'000	2002 £'000
Amounts owed to fellow group undertakings	(153)	(153)

NOTES TO THE ACCOUNTS - 31 DECEMBER 2003 (continued)

5 PROVISIONS FOR LIABILITIES

	2003 £'000	2002 £'000
Deferred taxation provided on short term timing differences	23	23

6 CALLED UP SHARE CAPITAL

	2003 £'000	2002 £'000
Authorised:		
100 Ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
100,000 ordinary shares of £1 each	100	100

7 PROFIT AND LOSS ACCOUNT

	2003 £'000	2002 £'000
Opening	336	336
Retained (loss)/profit for the period	-	-
Closing	336	336

8 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' (DEFICIT) / FUNDS

	2003 £'000	2002 £'000
Opening shareholders' funds	436	436
(Loss)/profit for the year	-	-
Closing shareholders' funds	436	436

9 ULTIMATE PARENT UNDERTAKING

The Parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England.

Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2003.

Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.